04051041

SEC MAIL RECEIVED PROCESSING SECTION
DEC 02 2004
WASH. D.C. 185

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 30, 2004, Series 2004-3	333-111379

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
DEC 03 2004 E
THOMSON FINANCIAL

[TPW: NYLEGAL:288181.1] 16159-00394 11/30/04 06:39pm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 30 2004

FINANCIAL ASSET SECURITIES CORP.

By: ______________________________

Name: Frank Skibo

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Materials	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Finance America: 2004-3
WAC > 9.000 Only

		Minimum	Maximum
Scheduled Principal Balance	$40,110,575	$24,888	$749,600
Average Scheduled Principal Balance	$71,371		
Number of Mortgage Loans	562		
Weighted Average Gross Coupon	9.845%	9.005%	11.870%
Weighted Average FICO Score	614	502	786
Weighted Average Combined Original LTV	88.95%	13.94%	100.00%
Weighted Average Original Term	292 months	180 months	360 months
Weighted Average Stated Remaining Term	291 months	177 months	359 months
Weighted Average Seasoning	1 months	1 months	3 months
Weighted Average Gross Margin	6.510%	6.000%	7.000%
Weighted Average Minimum Interest Rate	9.641%	9.005%	11.240%
Weighted Average Maximum Interest Rate	15.641%	15.005%	17.240%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	23 months	21 months	59 months
Maturity Date		Aug 1 2019	Oct 1 2034
Maximum Zip Code Concentration	1.87%	07430 (Mahwah, NJ)	

Finance America: 2004-3

WAC > 9.000 Only

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	259	9,444,084.29	23.55%	10.062	262	90.68	620
50,000.01 - 100,000.00	201	13,921,329.17	34.71%	9.870	285	90.15	618
100,000.01 - 150,000.00	72	8,948,427.21	22.31%	9.799	272	91.40	625
150,000.01 - 200,000.00	8	1,353,862.88	3.38%	9.664	359	76.77	561
200,000.01 - 250,000.00	12	2,624,374.08	6.54%	9.629	358	81.25	584
250,000.01 - 300,000.00	3	816,066.59	2.03%	9.455	358	90.00	640
300,000.01 - 350,000.00	1	315,236.32	0.79%	9.245	359	95.00	717
350,000.01 - 400,000.00	4	1,488,693.77	3.71%	9.707	358	81.46	596
400,000.01 - 450,000.00	1	448,900.90	1.12%	9.990	359	90.00	593
700,000.01 - 750,000.00	1	749,600.05	1.87%	9.115	359	75.00	505
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
9.000 - 9.499	131	11,563,261.29	28.83%	9.284	348	82.72	594
9.500 - 9.999	239	18,537,167.12	46.22%	9.785	282	90.49	625
10.000 -10.499	42	2,336,903.10	5.83%	10.315	313	85.94	606
10.500 -10.999	133	6,975,402.29	17.39%	10.621	214	96.34	622
11.000 -11.499	14	526,546.01	1.31%	11.249	294	86.59	582
11.500 -11.999	3	171,295.45	0.43%	11.744	281	89.72	653
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	32	3,214,839.32	8.01%	9.672	353	72.05	513
525-549	36	3,456,497.18	8.62%	9.697	353	74.52	538
550-574	56	3,970,811.80	9.90%	9.722	348	82.09	564
575-599	75	5,904,748.58	14.72%	9.774	353	86.75	585
600-624	112	6,733,493.38	16.79%	10.027	264	92.78	610
625-649	76	4,557,304.55	11.36%	10.082	250	95.06	637
650-674	85	6,167,312.15	15.38%	9.812	240	96.11	661
675-699	41	2,644,714.27	6.59%	9.681	231	96.79	684
700+	48	3,408,094.97	8.50%	9.918	240	96.64	729
None	1	52,759.06	0.13%	10.635	358	80.00	0
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	3	153,180.23	0.38%	9.613	235	20.65	559
50.00- 54.99	3	162,359.26	0.40%	9.893	359	52.65	587
55.00- 59.99	2	249,617.26	0.62%	9.545	359	57.85	531
60.00- 64.99	6	601,481.31	1.50%	9.692	359	61.99	529
65.00- 69.99	14	1,393,846.90	3.48%	9.729	348	65.69	549
70.00- 74.99	10	687,477.90	1.71%	10.018	331	70.94	536
75.00- 79.99	28	2,875,852.73	7.17%	9.507	349	75.82	537
80.00	50	3,225,852.05	8.04%	9.722	354	80.00	560
80.01- 84.99	4	298,215.45	0.74%	9.356	358	84.10	563
85.00- 89.99	72	5,847,493.08	14.58%	9.716	356	85.36	590
90.00- 94.99	106	9,325,597.66	23.25%	9.717	358	90.00	626
95.00- 99.99	20	1,370,678.58	3.42%	9.906	285	96.56	656
100.00	244	13,918,922.85	34.70%	10.104	179	100.00	657
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	271	15,067,334.02	37.56%	10.116	179	98.64	654
360	291	25,043,241.24	62.44%	9.681	359	83.11	590
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Stated Remaining Term (montl	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	271	15,067,334.02	37.56%	10.116	179	98.64	654
301-360	291	25,043,241.24	62.44%	9.681	359	83.11	590
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	55	3,574,691.13	8.91%	9.913	288	90.67	627
20.01 -25.00	48	3,084,782.90	7.69%	9.762	318	83.84	599
25.01 -30.00	68	5,068,807.59	12.64%	9.713	330	84.04	585
30.01 -35.00	80	6,084,675.21	15.17%	9.793	289	89.85	618
35.01 -40.00	122	7,914,365.92	19.73%	9.925	270	91.99	630
40.01 -45.00	128	9,168,048.46	22.86%	9.941	256	91.14	621
45.01 -50.00	49	3,981,082.76	9.93%	9.800	326	88.33	604
50.01 -55.00	12	1,234,121.29	3.08%	9.559	359	78.59	585
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	221	20,416,882.41	50.90%	9.641	359	83.52	588
Fixed Rate	341	19,693,692.85	49.10%	10.056	221	94.57	640
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 LIBOR	215	19,671,101.34	49.04%	9.645	359	83.39	587
3/27 LIBOR	5	709,797.90	1.77%	9.501	358	86.94	631
5/25 LIBOR	1	35,983.17	0.09%	9.740	359	90.00	681
FIXED RATE 15 YR	35	1,301,343.59	3.24%	10.174	179	84.69	606
FIXED RATE 30 YR	70	4,626,358.83	11.53%	9.860	359	81.30	595
FIXED RATE BALLOON	236	13,765,990.43	34.32%	10.111	179	99.96	658
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Not Interest Only	562	40,110,575.26	100.00%	9.845	291	88.95	614
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	161	12,771,920.36	31.84%	9.826	298	87.96	611
Prepay Penalty: 6 months	3	287,136.41	0.72%	9.545	359	88.60	567
Prepay Penalty: 12 months	7	975,953.57	2.43%	9.913	320	88.38	631
Prepay Penalty: 24 months	334	22,496,095.87	56.09%	9.868	277	91.16	621
Prepay Penalty: 36 months	57	3,579,469.05	8.92%	9.766	341	78.70	579
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	304	25,633,441.88	63.91%	9.688	354	82.73	589
Second Lien	258	14,477,133.38	36.09%	10.122	179	99.95	657
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	42	3,671,440.15	9.15%	9.741	200	96.50	661
Full Documentation	386	24,107,696.41	60.10%	9.868	291	88.87	600
Stated Documentation	134	12,331,438.70	30.74%	9.830	318	86.84	626
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	125	10,649,356.29	26.55%	9.745	326	79.58	574
Purchase	420	27,993,721.51	69.79%	9.886	275	93.03	631
Rate/Term Refinance	17	1,467,497.46	3.66%	9.772	336	79.07	561
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	30	1,445,979.61	3.60%	10.022	227	95.14	635
PUD	43	3,017,194.31	7.52%	9.942	252	92.39	616
Single Family	440	31,402,473.58	78.29%	9.842	293	88.57	611
Two-Four Family	49	4,244,927.76	10.58%	9.736	327	87.19	623
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	97	7,977,148.51	19.89%	9.721	356	86.11	629
Primary	464	31,891,084.23	79.51%	9.874	274	89.84	611
Second Home	1	242,342.52	0.60%	9.990	359	65.00	525
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	11	600,581.90	1.50%	9.631	351	87.60	618
Arizona	40	1,637,788.29	4.08%	9.928	212	97.39	633
Arkansas	4	160,337.09	0.40%	9.950	359	83.44	585
California	101	9,635,174.60	24.02%	10.020	211	96.94	650
Colorado	20	978,480.23	2.44%	10.069	196	97.64	634
Connecticut	2	87,647.57	0.22%	9.812	178	100.00	738
District of Columbia	3	297,338.48	0.74%	9.795	335	79.42	646
Florida	23	1,263,544.83	3.15%	9.778	254	91.43	644
Georgia	15	1,607,139.03	4.01%	9.958	347	86.05	589
Hawaii	4	324,508.84	0.81%	10.031	179	100.00	640
Idaho	2	93,601.31	0.23%	9.825	359	90.43	596
Illinois	17	1,587,637.01	3.96%	9.863	298	91.92	630
Indiana	12	549,489.36	1.37%	9.796	327	85.62	616
Iowa	11	494,405.39	1.23%	10.117	338	78.29	577
Kansas	3	287,136.41	0.72%	9.545	359	88.60	567
Kentucky	2	148,609.68	0.37%	9.375	359	80.00	557
Louisiana	2	85,387.54	0.21%	9.997	299	86.59	571
Maryland	8	912,014.56	2.27%	9.661	340	77.33	587
Massachusetts	3	197,047.58	0.49%	9.600	179	100.00	669
Michigan	31	2,177,424.15	5.43%	9.750	354	83.02	595
Minnesota	1	34,981.82	0.09%	9.240	359	70.00	502
Mississippi	34	2,050,470.77	5.11%	9.733	345	85.67	599
Missouri	25	1,617,988.01	4.03%	9.746	346	87.93	587
Montana	1	28,334.57	0.07%	10.500	179	100.00	602
Nebraska	3	107,434.14	0.27%	10.024	317	84.42	556
Nevada	4	180,566.52	0.45%	10.051	178	99.99	667
New Hampshire	1	46,981.32	0.12%	10.500	179	100.00	623
New Jersey	8	2,148,527.57	5.36%	9.335	359	80.65	570
New Mexico	2	182,225.25	0.45%	9.254	253	93.72	673
New York	3	416,857.02	1.04%	9.719	358	84.81	623
North Carolina	5	448,203.64	1.12%	9.439	345	86.38	585
Ohio	23	1,374,424.52	3.43%	9.699	351	85.27	597
Oklahoma	18	1,062,896.42	2.65%	10.006	349	83.46	579
Oregon	3	136,112.46	0.34%	9.865	179	100.00	699
Pennsylvania	14	811,365.76	2.02%	9.974	358	83.09	590
Rhode Island	1	59,662.22	0.15%	10.500	179	100.00	612
South Carolina	3	168,618.70	0.42%	9.798	322	89.00	608
Tennessee	7	342,876.81	0.85%	9.617	358	85.60	614
Texas	62	3,865,042.35	9.64%	9.902	316	83.99	596
Utah	9	336,990.15	0.84%	9.789	235	95.04	625
Virginia	7	1,027,441.00	2.56%	9.678	350	71.42	541
Washington	9	282,068.31	0.70%	10.066	178	100.00	666
Wisconsin	4	230,269.68	0.57%	9.641	332	89.44	622
Wyoming	1	24,942.40	0.06%	10.500	179	100.00	603
Total	**562**	**40,110,575.26**	**100.00%**	**9.845**	**291**	**88.95**	**614**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
6.000 - 6.499	79	5,387,192.04	26.39%	9.458	358	82.72	587
6.500 - 6.999	116	11,566,433.90	56.65%	9.663	359	83.38	585
7.000 - 7.499	26	3,463,256.47	16.96%	9.851	358	85.27	603
Total	**221**	**20,416,882.41**	**100.00%**	**9.641**	**359**	**83.52**	**588**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
9.000 - 9.499	96	9,197,053.18	45.05%	9.276	359	82.59	586
9.500 - 9.999	92	9,110,149.75	44.62%	9.788	358	84.37	594
10.000 -10.499	14	1,025,417.31	5.02%	10.328	359	82.43	567
10.500 -10.999	14	866,925.20	4.25%	10.749	359	86.58	587
11.000 -11.499	5	217,336.97	1.06%	11.220	358	80.43	559
Total	**221**	**20,416,882.41**	**100.00%**	**9.641**	**359**	**83.52**	**588**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15.000 -15.499	96	9,197,053.18	45.05%	9.276	359	82.59	586
15.500 -15.999	92	9,110,149.75	44.62%	9.788	358	84.37	594
16.000 -16.499	14	1,025,417.31	5.02%	10.328	359	82.43	567
16.500 -16.999	14	866,925.20	4.25%	10.749	359	86.58	587
17.000 -17.499	5	217,336.97	1.06%	11.220	358	80.43	559
Total	**221**	**20,416,882.41**	**100.00%**	**9.641**	**359**	**83.52**	**588**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	221	20,416,882.41	100.00%	9.641	359	83.52	588
Total	**221**	**20,416,882.41**	**100.00%**	**9.641**	**359**	**83.52**	**588**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	221	20,416,882.41	100.00%	9.641	359	83.52	588
Total	**221**	**20,416,882.41**	**100.00%**	**9.641**	**359**	**83.52**	**588**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
08/01/06	11	894,975.10	4.38%	9.845	357	89.01	591
09/01/06	82	7,335,483.04	35.93%	9.548	358	84.82	604
10/01/06	122	11,440,643.20	56.04%	9.692	359	82.03	576
09/01/07	5	709,797.90	3.48%	9.501	358	86.94	631
10/01/09	1	35,983.17	0.18%	9.740	359	90.00	681
Total	**221**	**20,416,882.41**	**100.00%**	**9.641**	**359**	**83.52**	**588**

Finance America: 2004-3
LTV > 85% Only

		Minimum	Maximum
Scheduled Principal Balance	$196,947,217	$24,888	$748,718
Average Scheduled Principal Balance	$160,250		
Number of Mortgage Loans	1,229		
Weighted Average Gross Coupon	7.688%	5.290%	11.870%
Weighted Average FICO Score	644	520	799
Weighted Average Combined Original LTV	91.95%	85.18%	100.00%
Weighted Average Original Term	343 months	180 months	360 months
Weighted Average Stated Remaining Term	341 months	177 months	359 months
Weighted Average Seasoning	2 months	1 months	4 months
Weighted Average Gross Margin	6.342%	5.500%	7.000%
Weighted Average Minimum Interest Rate	7.439%	5.290%	10.865%
Weighted Average Maximum Interest Rate	13.439%	11.290%	16.865%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	23 months	20 months	59 months
Maturity Date		Aug 1 2019	Oct 1 2034
Maximum Zip Code Concentration	0.67%	94544 (Hayward, CA)	

Finance America: 2004-3

LTV > 85% Only

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	232	8,256,150.55	4.19%	9.783	244	96.40	648
50,000.01 - 100,000.00	289	21,337,083.60	10.83%	8.939	295	93.92	645
100,000.01 - 150,000.00	269	33,783,680.65	17.15%	7.982	329	92.34	643
150,000.01 - 200,000.00	131	22,590,813.00	11.47%	7.460	356	91.35	630
200,000.01 - 250,000.00	84	18,685,940.45	9.49%	7.611	356	90.83	644
250,000.01 - 300,000.00	47	12,682,513.00	6.44%	7.568	358	91.18	640
300,000.01 - 350,000.00	36	11,639,457.09	5.91%	7.383	359	91.91	646
350,000.01 - 400,000.00	43	16,028,780.40	8.14%	7.020	358	91.56	658
400,000.01 - 450,000.00	27	11,347,128.43	5.76%	7.318	358	91.57	650
450,000.01 - 500,000.00	20	9,479,872.62	4.81%	7.038	358	91.08	646
500,000.01 - 550,000.00	9	4,652,371.13	2.36%	6.753	358	91.10	650
550,000.01 - 600,000.00	17	9,792,897.81	4.97%	6.724	358	91.30	633
600,000.01 - 650,000.00	14	8,919,164.94	4.53%	7.270	358	90.69	660
650,000.01 - 700,000.00	6	4,105,914.81	2.08%	7.278	358	91.53	631
700,000.01 - 750,000.00	5	3,645,448.32	1.85%	7.165	358	90.79	655
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	145,172.53	0.07%	5.290	359	94.99	654
5.500 - 5.999	21	6,221,405.20	3.16%	5.856	358	91.74	647
6.000 - 6.499	55	15,362,862.20	7.80%	6.364	358	91.34	638
6.500 - 6.999	178	46,181,092.45	23.45%	6.819	358	91.39	648
7.000 - 7.499	167	40,122,475.64	20.37%	7.302	357	91.27	644
7.500 - 7.999	180	33,193,825.74	16.85%	7.791	356	91.07	640
8.000 - 8.499	94	13,419,307.25	6.81%	8.297	357	90.97	639
8.500 - 8.999	157	17,077,840.84	8.67%	8.828	322	92.41	649
9.000 - 9.499	53	4,860,625.35	2.47%	9.271	334	91.51	640
9.500 - 9.999	171	12,614,469.48	6.41%	9.773	249	96.25	653
10.000 -10.499	22	1,162,178.36	0.59%	10.362	284	94.16	646
10.500 -10.999	121	6,207,489.17	3.15%	10.611	200	98.73	631
11.000 -11.499	7	238,657.98	0.12%	11.304	216	97.86	613
11.500 -11.999	2	139,814.61	0.07%	11.744	263	94.84	677
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	1	203,859.75	0.10%	7.880	359	90.67	520
525-549	3	478,146.92	0.24%	6.961	359	88.18	546
550-574	36	5,426,014.18	2.76%	7.732	358	89.74	571
575-599	163	25,486,331.92	12.94%	7.867	354	89.90	587
600-624	269	44,178,840.72	22.43%	7.675	342	92.53	612
625-649	246	43,028,510.92	21.85%	7.444	346	91.92	636
650-674	204	30,678,638.45	15.58%	7.842	335	92.64	661
675-699	135	18,569,655.47	9.43%	7.812	327	93.01	686
700+	171	28,780,846.21	14.61%	7.676	332	92.01	729
None	1	116,372.26	0.06%	7.380	358	90.00	0
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
85.00- 89.99	109	22,009,859.96	11.18%	7.256	355	88.64	633
90.00- 94.99	646	119,468,014.37	60.66%	7.573	358	90.39	642
95.00- 99.99	185	38,165,232.42	19.38%	7.313	353	95.10	647
100.00	289	17,304,110.05	8.79%	9.861	182	100.00	668
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	313	18,790,334.93	9.54%	9.808	179	99.51	664
360	916	178,156,881.87	90.46%	7.465	358	91.16	642
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Stated Remaining Term (montl	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	313	18,790,334.93	9.54%	9.808	179	99.51	664
301-360	916	178,156,881.87	90.46%	7.465	358	91.16	642
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	98	14,943,490.86	7.59%	7.925	341	92.20	646
20.01 -25.00	92	15,583,281.18	7.91%	7.626	351	90.66	654
25.01 -30.00	124	17,204,483.40	8.74%	7.748	347	91.85	643
30.01 -35.00	209	31,093,372.70	15.79%	7.626	339	91.94	652
35.01 -40.00	294	47,850,064.92	24.30%	7.695	339	92.36	644
40.01 -45.00	282	49,688,378.13	25.23%	7.637	335	92.09	641
45.01 -50.00	103	15,675,083.16	7.96%	7.752	350	92.11	637
50.01 -55.00	27	4,909,062.45	2.49%	7.602	358	89.95	620
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	829	164,696,635.81	83.62%	7.437	358	91.14	641
Fixed Rate	400	32,250,580.99	16.38%	8.969	254	96.10	661
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 LIBOR	783	150,089,816.28	76.21%	7.486	358	91.07	640
2/28 LIBOR IO	20	7,525,050.19	3.82%	6.683	358	92.16	664
3/27 LIBOR	12	2,739,825.83	1.39%	7.617	358	92.65	624
5/25 LIBOR	14	4,341,943.51	2.20%	6.970	359	90.99	655
FIXED RATE 15 YR	30	1,639,486.75	0.83%	8.949	179	94.96	619
FIXED RATE 30 YR	87	13,460,246.06	6.83%	7.799	358	91.33	657
FIXED RATE BALLOON	283	17,150,848.18	8.71%	9.890	179	99.94	669
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	20	7,525,050.19	3.82%	6.683	358	92.16	664
Not Interest Only	1,209	189,422,166.61	96.18%	7.728	340	91.95	643
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	290	46,582,236.88	23.65%	7.934	340	91.88	650
Prepay Penalty: 6 months	6	727,419.16	0.37%	7.955	359	92.48	611
Prepay Penalty: 12 months	33	8,973,092.51	4.56%	7.485	354	91.36	657
Prepay Penalty: 24 months	813	126,721,797.74	64.34%	7.619	340	92.09	642
Prepay Penalty: 30 months	1	231,772.87	0.12%	7.990	358	90.00	627
Prepay Penalty: 36 months	86	13,710,897.64	6.96%	7.605	349	91.31	641
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	922	179,033,833.05	90.90%	7.467	357	91.15	642
Second Lien	307	17,913,383.75	9.10%	9.905	179	99.94	668
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	133	26,104,244.77	13.25%	7.606	320	93.35	661
Full Documentation	818	118,614,151.55	60.23%	7.641	342	91.89	631
Stated Documentation	278	52,228,820.48	26.52%	7.837	349	91.39	667
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	321	69,283,145.07	35.18%	7.251	353	91.22	631
Purchase	846	115,643,788.20	58.72%	7.991	333	92.35	653
Rate/Term Refinance	62	12,020,283.53	6.10%	7.299	354	92.33	638
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	81	12,620,560.86	6.41%	7.562	339	92.78	647
PUD	125	23,620,650.69	11.99%	7.545	344	91.96	629
Single Family	875	128,962,474.62	65.48%	7.726	338	92.16	639
Two-Four Family	148	31,743,530.63	16.12%	7.693	354	90.79	676
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	241	36,566,799.78	18.57%	8.035	358	89.90	677
Primary	978	157,121,827.10	79.78%	7.618	337	92.47	636
Second Home	10	3,258,589.92	1.65%	7.171	358	90.00	679
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	17	1,518,478.45	0.77%	8.325	355	90.30	633
Arizona	86	8,563,014.06	4.35%	7.803	327	92.22	632
Arkansas	7	548,404.51	0.28%	7.843	359	91.69	655
California	275	63,572,557.70	32.28%	7.510	327	92.56	650
Colorado	49	6,116,106.95	3.11%	7.892	332	92.94	628
Connecticut	15	2,617,405.13	1.33%	7.419	353	91.45	670
Delaware	1	121,409.65	0.06%	7.490	359	90.00	667
District of Columbia	9	1,921,039.19	0.98%	8.185	355	91.18	642
Florida	80	12,374,252.56	6.28%	7.586	345	91.93	646
Georgia	25	3,168,368.19	1.61%	8.465	344	91.19	633
Hawaii	17	3,760,583.97	1.91%	7.654	338	94.52	658
Idaho	4	361,112.97	0.18%	8.148	358	90.70	621
Illinois	96	19,253,584.56	9.78%	7.680	353	91.24	652
Indiana	20	1,615,464.63	0.82%	7.632	351	91.97	636
Iowa	5	337,867.13	0.17%	8.380	345	93.57	625
Kansas	7	968,687.68	0.49%	7.839	359	91.82	604
Kentucky	2	174,914.89	0.09%	7.419	359	92.19	619
Louisiana	2	94,459.91	0.05%	9.369	304	91.54	603
Maine	1	194,078.26	0.10%	8.990	357	90.00	728
Maryland	24	4,100,718.59	2.08%	7.685	354	90.67	623
Massachusetts	15	4,019,773.29	2.04%	7.448	350	92.51	664
Michigan	44	4,465,411.83	2.27%	8.100	355	91.57	641
Minnesota	5	1,691,106.68	0.86%	6.923	358	91.63	642
Mississippi	27	1,990,902.82	1.01%	9.061	358	90.33	628
Missouri	30	2,785,883.81	1.41%	8.706	351	90.68	631
Montana	4	888,165.14	0.45%	7.166	352	90.32	734
Nebraska	1	24,990.07	0.01%	10.500	179	100.00	630
Nevada	16	3,127,831.26	1.59%	7.704	348	90.87	633
New Hampshire	2	164,223.35	0.08%	8.530	308	96.43	648
New Jersey	24	7,421,510.03	3.77%	7.581	359	91.16	637
New Mexico	2	268,809.03	0.14%	8.001	287	93.94	673
New York	12	4,391,786.16	2.23%	7.165	358	91.78	683
North Carolina	10	2,031,895.62	1.03%	7.651	355	91.81	621
Ohio	40	3,767,094.33	1.91%	8.156	355	91.33	645
Oklahoma	17	1,660,031.84	0.84%	8.185	353	90.52	619
Oregon	19	3,021,858.70	1.53%	7.346	348	91.88	639
Pennsylvania	51	5,723,423.96	2.91%	7.272	351	91.51	633
Rhode Island	1	59,662.22	0.03%	10.500	179	100.00	612
South Carolina	4	865,481.06	0.44%	7.945	358	90.00	635
Tennessee	13	1,025,398.36	0.52%	8.585	336	91.21	621
Texas	90	9,171,571.41	4.66%	8.038	344	91.82	629
Utah	17	1,274,634.35	0.65%	8.420	326	90.94	618
Virginia	9	2,464,382.69	1.25%	7.346	355	92.07	639
Washington	21	2,230,653.71	1.13%	7.627	335	92.04	635
West Virginia	2	83,202.43	0.04%	8.751	358	92.62	621
Wisconsin	9	765,939.51	0.39%	8.271	351	91.86	656
Wyoming	2	179,084.16	0.09%	8.340	333	91.39	579
Total	**1,229**	**196,947,216.80**	**100.00%**	**7.688**	**341**	**91.95**	**644**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	9	2,848,057.43	1.73%	6.949	358	92.01	633
6.000 - 6.499	394	85,322,248.25	51.81%	7.126	358	91.48	648
6.500 - 6.999	389	69,588,629.20	42.25%	7.723	358	90.83	635
7.000 - 7.499	37	6,937,700.93	4.21%	8.609	358	89.80	618
Total	**829**	**164,696,635.81**	**100.00%**	**7.437**	**358**	**91.14**	**641**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	145,172.53	0.09%	5.290	359	94.99	654
5.500 - 5.999	21	6,221,405.20	3.78%	5.856	358	91.74	647
6.000 - 6.499	54	15,279,778.38	9.28%	6.366	358	91.35	638
6.500 - 6.999	161	42,261,698.24	25.66%	6.820	358	91.32	645
7.000 - 7.499	155	37,824,543.98	22.97%	7.298	358	91.27	644
7.500 - 7.999	158	29,213,596.56	17.74%	7.800	358	91.11	640
8.000 - 8.499	84	11,837,913.28	7.19%	8.303	358	90.83	639
8.500 - 8.999	102	13,172,144.36	8.00%	8.774	358	90.56	634
9.000 - 9.499	34	3,358,780.91	2.04%	9.269	358	90.15	629
9.500 - 9.999	42	4,420,901.98	2.68%	9.759	358	90.45	624
10.000 -10.499	6	358,148.17	0.22%	10.343	359	90.00	597
10.500 -10.999	11	602,552.22	0.37%	10.748	359	90.00	612
Total	**829**	**164,696,635.81**	**100.00%**	**7.437**	**358**	**91.14**	**641**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	1	145,172.53	0.09%	5.290	359	94.99	654
11.500 -11.999	21	6,221,405.20	3.78%	5.856	358	91.74	647
12.000 -12.499	54	15,279,778.38	9.28%	6.366	358	91.35	638
12.500 -12.999	161	42,261,698.24	25.66%	6.820	358	91.32	645
13.000 -13.499	155	37,824,543.98	22.97%	7.298	358	91.27	644
13.500 -13.999	158	29,213,596.56	17.74%	7.800	358	91.11	640
14.000 -14.499	84	11,837,913.28	7.19%	8.303	358	90.83	639
14.500 -14.999	102	13,172,144.36	8.00%	8.774	358	90.56	634
15.000 -15.499	34	3,358,780.91	2.04%	9.269	358	90.15	629
15.500 -15.999	42	4,420,901.98	2.68%	9.759	358	90.45	624
16.000 -16.499	6	358,148.17	0.22%	10.343	359	90.00	597
16.500 -16.999	11	602,552.22	0.37%	10.748	359	90.00	612
Total	**829**	**164,696,635.81**	**100.00%**	**7.437**	**358**	**91.14**	**641**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	829	164,696,635.81	100.00%	7.437	358	91.14	641
Total	**829**	**164,696,635.81**	**100.00%**	**7.437**	**358**	**91.14**	**641**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	829	164,696,635.81	100.00%	7.437	358	91.14	641
Total	**829**	**164,696,635.81**	**100.00%**	**7.437**	**358**	**91.14**	**641**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	6	751,577.29	0.46%	7.258	356	91.76	680
08/01/06	123	24,894,085.56	15.12%	7.340	357	92.36	630
09/01/06	325	63,967,290.15	38.84%	7.442	358	91.03	645
10/01/06	349	68,001,913.47	41.29%	7.493	359	90.75	640
08/01/07	4	557,013.20	0.34%	7.851	357	93.09	626
09/01/07	4	1,376,767.56	0.84%	7.619	358	91.88	626
10/01/07	4	806,045.07	0.49%	7.454	359	93.64	618
09/01/09	1	192,298.01	0.12%	7.240	358	90.00	648
10/01/09	13	4,149,645.50	2.52%	6.958	359	91.03	655
Total	**829**	**164,696,635.81**	**100.00%**	**7.437**	**358**	**91.14**	**641**

Finance America: 2004-3
Fico < 600 Only

		Minimum	Maximum
Scheduled Principal Balance	$240,824,940	$29,830	$749,600
Average Scheduled Principal Balance	$174,511		
Number of Mortgage Loans	1,380		
Weighted Average Gross Coupon	7.420%	5.250%	11.870%
Weighted Average FICO Score	557	500	599
Weighted Average Combined Original LTV	76.46%	13.94%	100.00%
Weighted Average Original Term	358 months	180 months	360 months
Weighted Average Stated Remaining Term	356 months	177 months	359 months
Weighted Average Seasoning	2 months	1 months	4 months
Weighted Average Gross Margin	6.271%	5.250%	7.000%
Weighted Average Minimum Interest Rate	7.370%	5.250%	11.240%
Weighted Average Maximum Interest Rate	13.370%	11.250%	17.240%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	24 months	20 months	59 months
Maturity Date		Aug 1 2019	Oct 1 2034
Maximum Zip Code Concentration	0.57%	92673 (San Clemente, CA)	

Finance America: 2004-3

Fico < 600 Only

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	134	5,582,571.48	2.32%	9.296	344	77.92	558
50,000.01 - 100,000.00	325	24,844,515.31	10.32%	8.331	351	76.30	558
100,000.01 - 150,000.00	339	42,864,445.57	17.80%	7.561	355	77.67	558
150,000.01 - 200,000.00	215	37,202,473.00	15.45%	7.374	357	75.76	556
200,000.01 - 250,000.00	96	21,330,732.66	8.86%	7.349	356	75.95	559
250,000.01 - 300,000.00	83	22,629,321.62	9.40%	7.277	358	76.48	553
300,000.01 - 350,000.00	53	17,495,191.58	7.26%	7.020	358	75.35	557
350,000.01 - 400,000.00	30	11,258,549.21	4.67%	7.224	359	72.61	555
400,000.01 - 450,000.00	20	8,497,239.72	3.53%	7.089	359	77.76	567
450,000.01 - 500,000.00	24	11,317,714.89	4.70%	6.884	359	78.54	560
500,000.01 - 550,000.00	12	6,229,415.30	2.59%	6.940	358	80.04	551
550,000.01 - 600,000.00	19	10,999,782.53	4.57%	6.841	358	76.98	563
600,000.01 - 650,000.00	11	6,931,202.10	2.88%	6.653	358	77.40	544
650,000.01 - 700,000.00	7	4,826,340.16	2.00%	6.955	358	74.23	562
700,000.01 - 750,000.00	12	8,815,445.36	3.66%	7.697	359	74.67	554
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	5	1,431,178.00	0.59%	5.315	359	71.84	563
5.500 - 5.999	34	9,125,570.65	3.79%	5.851	359	73.33	561
6.000 - 6.499	129	31,594,479.17	13.12%	6.322	358	74.66	558
6.500 - 6.999	241	58,806,864.07	24.42%	6.789	358	74.73	557
7.000 - 7.499	201	40,754,194.53	16.92%	7.277	356	77.08	560
7.500 - 7.999	280	46,384,757.41	19.26%	7.783	356	77.36	555
8.000 - 8.499	139	19,238,538.99	7.99%	8.295	354	77.37	558
8.500 - 8.999	149	16,729,127.99	6.95%	8.785	355	79.19	556
9.000 - 9.499	80	7,301,333.87	3.03%	9.268	355	78.53	553
9.500 - 9.999	71	6,506,956.51	2.70%	9.809	353	81.34	559
10.000 -10.499	21	1,314,129.12	0.55%	10.307	348	81.60	563
10.500 -10.999	18	1,114,726.33	0.46%	10.729	337	81.50	551
11.000 -11.499	10	425,042.43	0.18%	11.241	321	83.43	568
11.500 -11.999	2	98,041.42	0.04%	11.830	358	82.62	567
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	187	32,787,345.76	13.61%	7.517	357	71.81	515
525-549	330	58,847,858.31	24.44%	7.413	356	73.70	538
550-574	406	73,059,636.97	30.34%	7.372	357	76.85	563
575-599	455	75,960,968.13	31.54%	7.429	356	80.19	586
None	2	169,131.32	0.07%	8.395	358	86.88	0
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	52	6,767,746.02	2.81%	7.345	340	39.78	562
50.00- 54.99	31	5,530,067.54	2.30%	7.148	356	51.93	544
55.00- 59.99	33	5,170,783.34	2.15%	7.171	358	57.37	552
60.00- 64.99	60	13,620,996.65	5.66%	7.098	358	62.34	547
65.00- 69.99	90	17,907,476.41	7.44%	7.220	358	67.19	550
70.00- 74.99	113	23,137,233.39	9.61%	6.956	357	72.31	552
75.00- 79.99	263	49,458,210.33	20.54%	7.293	356	77.04	546
80.00	299	50,953,318.77	21.16%	7.481	357	80.00	553
80.01- 84.99	49	9,388,729.34	3.90%	7.292	358	83.93	568
85.00- 89.99	225	33,703,933.60	14.00%	7.793	357	85.79	570
90.00- 94.99	163	25,098,773.97	10.42%	7.962	356	90.02	584
100.00	2	87,671.13	0.04%	11.365	179	100.00	591
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	35	2,752,667.44	1.14%	8.411	178	68.09	560
360	1,345	238,072,273.05	98.86%	7.409	358	76.55	557
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Stated Remaining Term (montl	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	35	2,752,667.44	1.14%	8.411	178	68.09	560
301-360	1,345	238,072,273.05	98.86%	7.409	358	76.55	557
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	100	13,688,643.33	5.68%	7.588	358	75.52	563
20.01 -25.00	120	15,818,152.72	6.57%	7.617	356	75.29	555
25.01 -30.00	164	25,932,180.08	10.77%	7.572	356	75.31	553
30.01 -35.00	225	38,327,331.13	15.92%	7.447	355	76.32	559
35.01 -40.00	278	54,823,953.41	22.77%	7.314	357	77.63	561
40.01 -45.00	276	53,042,483.03	22.03%	7.381	356	76.57	556
45.01 -50.00	142	23,338,226.59	9.69%	7.457	356	77.44	558
50.01 -55.00	75	15,853,970.20	6.58%	7.211	358	74.75	549
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,196	220,440,986.09	91.54%	7.368	358	77.00	557
Fixed Rate	184	20,383,954.40	8.46%	7.990	334	70.61	560
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 LIBOR	1,153	210,845,540.98	87.55%	7.379	358	77.04	557
3/27 LIBOR	25	4,389,460.53	1.82%	7.221	358	75.42	561
5/25 LIBOR	18	5,205,984.58	2.16%	7.041	359	76.73	562
FIXED RATE 15 YR	33	2,664,996.31	1.11%	8.314	178	67.04	559
FIXED RATE 30 YR	149	17,631,286.96	7.32%	7.925	358	71.00	560
FIXED RATE BALLOON	2	87,671.13	0.04%	11.365	179	100.00	591
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Not Interest Only	1,380	240,824,940.49	100.00%	7.420	356	76.46	557
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	333	56,766,605.03	23.57%	7.683	354	75.84	556
Prepay Penalty: 6 months	5	584,690.87	0.24%	8.015	358	85.78	561
Prepay Penalty: 12 months	26	7,052,898.05	2.93%	7.376	358	75.31	558
Prepay Penalty: 24 months	869	156,360,614.52	64.93%	7.325	358	77.13	557
Prepay Penalty: 36 months	147	20,060,132.02	8.33%	7.423	347	73.09	561
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,378	240,737,269.36	99.96%	7.419	356	76.45	557
Second Lien	2	87,671.13	0.04%	11.365	179	100.00	591
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	39	9,320,846.26	3.87%	7.373	358	74.33	559
Full Documentation	971	151,129,021.39	62.75%	7.380	356	77.75	556
Stated Documentation	370	80,375,072.84	33.37%	7.503	358	74.26	560
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	896	175,957,530.28	73.06%	7.257	356	74.57	555
Purchase	390	50,993,672.71	21.17%	7.967	358	82.99	566
Rate/Term Refinance	94	13,873,737.50	5.76%	7.485	355	76.37	550
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	72	12,505,531.09	5.19%	7.385	358	76.64	557
PUD	146	32,404,393.36	13.46%	7.379	356	76.49	559
Single Family	1,078	178,715,950.90	74.21%	7.438	356	76.73	557
Two-Four Family	84	17,199,065.14	7.14%	7.339	357	73.46	562
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	117	18,621,001.32	7.73%	7.570	357	72.81	561
Primary	1,261	221,453,617.60	91.96%	7.408	356	76.78	557
Second Home	2	750,321.57	0.31%	7.333	357	70.32	547
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	12	824,947.56	0.34%	8.614	347	84.63	560
Arizona	71	11,609,551.23	4.82%	7.405	358	78.30	556
Arkansas	3	119,858.13	0.05%	10.190	358	81.22	566
California	238	70,996,471.42	29.48%	6.945	358	74.75	556
Colorado	35	7,584,999.02	3.15%	7.199	358	78.78	558
Connecticut	15	2,573,193.23	1.07%	7.458	358	74.68	564
Delaware	3	966,390.24	0.40%	7.461	341	55.70	563
District of Columbia	12	2,269,322.24	0.94%	7.293	358	68.90	557
Florida	90	16,346,520.20	6.79%	7.578	357	76.99	556
Georgia	31	3,999,693.49	1.66%	8.063	352	81.55	563
Hawaii	4	1,534,795.38	0.64%	7.154	358	71.93	547
Idaho	5	430,681.97	0.18%	8.054	358	82.48	553
Illinois	99	17,719,797.09	7.36%	7.417	358	77.18	564
Indiana	23	2,050,914.04	0.85%	7.718	359	82.25	546
Iowa	9	502,471.72	0.21%	9.696	359	81.39	564
Kansas	6	825,959.39	0.34%	7.862	358	86.96	567
Kentucky	5	428,579.79	0.18%	8.588	359	80.00	558
Louisiana	5	442,106.29	0.18%	7.756	358	78.17	579
Maine	3	402,990.73	0.17%	7.133	358	61.44	538
Maryland	38	7,653,584.23	3.18%	7.675	357	77.26	555
Massachusetts	15	3,470,481.49	1.44%	6.998	359	75.71	554
Michigan	68	7,677,679.70	3.19%	7.734	358	79.49	558
Minnesota	6	789,747.68	0.33%	7.328	358	82.58	563
Mississippi	34	2,303,990.10	0.96%	8.938	343	83.02	560
Missouri	43	3,328,194.74	1.38%	8.673	358	82.89	563
Montana	3	312,677.43	0.13%	7.890	359	81.21	577
Nebraska	3	124,914.85	0.05%	9.200	359	81.50	549
Nevada	28	6,403,537.40	2.66%	7.146	359	77.03	570
New Hampshire	1	143,887.44	0.06%	7.240	359	77.01	537
New Jersey	60	11,588,498.13	4.81%	7.341	355	71.75	549
New Mexico	2	126,875.72	0.05%	8.763	358	85.00	587
New York	13	3,345,158.02	1.39%	7.521	358	73.13	562
North Carolina	9	2,004,631.81	0.83%	7.631	359	78.62	571
North Dakota	1	65,515.88	0.03%	8.240	358	80.00	579
Ohio	35	2,692,086.28	1.12%	8.357	354	81.08	562
Oklahoma	24	2,044,971.56	0.85%	8.765	358	82.17	563
Oregon	10	1,718,897.24	0.71%	7.254	358	75.91	552
Pennsylvania	63	6,650,097.99	2.76%	7.554	346	77.54	559
Rhode Island	2	424,486.10	0.18%	7.522	359	76.61	563
South Carolina	2	105,679.43	0.04%	9.907	300	88.40	573
Tennessee	11	846,316.93	0.35%	8.371	359	83.33	550
Texas	150	19,109,369.07	7.93%	8.000	348	78.32	555
Utah	11	2,045,938.78	0.85%	7.497	359	84.50	565
Virginia	45	9,407,726.51	3.91%	7.368	359	71.83	554
Washington	24	3,677,899.31	1.53%	7.157	358	75.60	558
West Virginia	2	211,529.25	0.09%	8.255	358	81.57	549
Wisconsin	7	767,182.50	0.32%	8.365	359	75.83	574
Wyoming	1	154,141.76	0.06%	7.990	358	90.00	575
Total	**1,380**	**240,824,940.49**	**100.00%**	**7.420**	**356**	**76.46**	**557**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	3	382,630.02	0.17%	7.174	358	82.49	554
5.500 - 5.999	44	7,428,847.54	3.37%	6.712	359	67.22	571
6.000 - 6.499	734	142,308,653.77	64.56%	7.144	358	75.42	556
6.500 - 6.999	376	63,188,240.66	28.66%	7.815	358	81.45	557
7.000 - 7.499	39	7,132,614.10	3.24%	8.559	358	78.81	565
Total	**1,196**	**220,440,986.09**	**100.00%**	**7.368**	**358**	**77.00**	**557**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	5	1,431,178.00	0.65%	5.315	359	71.84	563
5.500 - 5.999	34	9,125,570.65	4.14%	5.851	359	73.33	561
6.000 - 6.499	122	30,240,682.76	13.72%	6.322	358	75.04	557
6.500 - 6.999	220	55,264,683.62	25.07%	6.782	358	75.39	557
7.000 - 7.499	180	37,387,587.78	16.96%	7.273	359	77.78	559
7.500 - 7.999	252	42,845,214.30	19.44%	7.789	359	77.81	554
8.000 - 8.499	113	16,444,265.02	7.46%	8.302	359	78.39	557
8.500 - 8.999	127	14,549,827.82	6.60%	8.788	358	80.28	555
9.000 - 9.499	61	5,997,091.51	2.72%	9.258	359	79.93	553
9.500 - 9.999	55	5,357,369.60	2.43%	9.814	359	81.84	560
10.000 -10.499	12	923,552.71	0.42%	10.344	359	81.60	560
10.500 -10.999	10	656,625.35	0.30%	10.752	359	85.49	562
11.000 -11.499	5	217,336.97	0.10%	11.220	358	80.43	559
Total	**1,196**	**220,440,986.09**	**100.00%**	**7.368**	**358**	**77.00**	**557**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	5	1,431,178.00	0.65%	5.315	359	71.84	563
11.500 -11.999	34	9,125,570.65	4.14%	5.851	359	73.33	561
12.000 -12.499	122	30,240,682.76	13.72%	6.322	358	75.04	557
12.500 -12.999	220	55,264,683.62	25.07%	6.782	358	75.39	557
13.000 -13.499	180	37,387,587.78	16.96%	7.273	359	77.78	559
13.500 -13.999	252	42,845,214.30	19.44%	7.789	359	77.81	554
14.000 -14.499	113	16,444,265.02	7.46%	8.302	359	78.39	557
14.500 -14.999	127	14,549,827.82	6.60%	8.788	358	80.28	555
15.000 -15.499	61	5,997,091.51	2.72%	9.258	359	79.93	553
15.500 -15.999	55	5,357,369.60	2.43%	9.814	359	81.84	560
16.000 -16.499	12	923,552.71	0.42%	10.344	359	81.60	560
16.500 -16.999	10	656,625.35	0.30%	10.752	359	85.49	562
17.000 -17.499	5	217,336.97	0.10%	11.220	358	80.43	559
Total	**1,196**	**220,440,986.09**	**100.00%**	**7.368**	**358**	**77.00**	**557**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	1,196	220,440,986.09	100.00%	7.368	358	77.00	557
Total	**1,196**	**220,440,986.09**	**100.00%**	**7.368**	**358**	**77.00**	**557**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1,196	220,440,986.09	100.00%	7.368	358	77.00	557
Total	**1,196**	**220,440,986.09**	**100.00%**	**7.368**	**358**	**77.00**	**557**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	6	1,507,576.63	0.68%	6.348	356	76.35	562
08/01/06	90	16,313,227.41	7.40%	6.950	357	79.47	555
09/01/06	432	77,125,334.93	34.99%	7.426	358	77.19	556
10/01/06	625	115,899,402.01	52.58%	7.421	359	76.60	557
08/01/07	1	172,052.38	0.08%	6.755	357	75.00	545
09/01/07	12	2,323,884.86	1.05%	7.561	358	79.38	558
10/01/07	12	1,893,523.29	0.86%	6.846	359	70.60	566
09/01/09	6	1,721,904.19	0.78%	6.831	358	79.39	566
10/01/09	12	3,484,080.39	1.58%	7.144	359	75.42	560
Total	**1,196**	**220,440,986.09**	**100.00%**	**7.368**	**358**	**77.00**	**557**

Finance America: 2004-3
Non-Owner Occupied Only

		Minimum	Maximum
Scheduled Principal Balance	$85,515,999	$29,983	$856,830
Average Scheduled Principal Balance	$164,454		
Number of Mortgage Loans	520		
Weighted Average Gross Coupon	7.673%	5.880%	11.240%
Weighted Average FICO Score	645	502	774
Weighted Average Combined Original LTV	82.18%	36.00%	90.06%
Weighted Average Original Term	360 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	178 months	359 months
Weighted Average Seasoning	2 months	1 months	4 months
Weighted Average Gross Margin	6.357%	5.250%	7.000%
Weighted Average Minimum Interest Rate	7.638%	5.880%	11.240%
Weighted Average Maximum Interest Rate	13.638%	11.880%	17.240%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	24 months	20 months	59 months
Maturity Date		Sep 1 2019	Oct 1 2034
Maximum Zip Code Concentration	1.24%	02130 (Boston, MA)	

Finance America: 2004-3

Non-Owner Occupied Only

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	71	2,997,051.46	3.50%	9.278	351	83.97	639
50,000.01 - 100,000.00	131	9,538,076.79	11.15%	8.499	357	83.74	641
100,000.01 - 150,000.00	130	16,177,297.52	18.92%	7.911	358	84.06	648
150,000.01 - 200,000.00	51	8,915,660.27	10.43%	7.446	358	80.26	643
200,000.01 - 250,000.00	47	10,411,904.24	12.18%	7.776	358	82.68	656
250,000.01 - 300,000.00	21	5,698,940.39	6.66%	7.631	358	80.70	643
300,000.01 - 350,000.00	12	3,884,719.96	4.54%	7.254	358	82.65	639
350,000.01 - 400,000.00	19	7,057,356.18	8.25%	7.368	358	80.98	654
400,000.01 - 450,000.00	11	4,583,174.96	5.36%	7.383	358	86.04	670
450,000.01 - 500,000.00	7	3,296,663.02	3.86%	7.073	358	84.30	659
500,000.01 - 550,000.00	2	1,015,827.64	1.19%	6.202	357	76.43	592
550,000.01 - 600,000.00	4	2,347,055.70	2.74%	6.879	358	79.75	665
600,000.01 - 650,000.00	5	3,141,961.95	3.67%	7.398	358	85.97	618
650,000.01 - 700,000.00	6	4,124,657.72	4.82%	6.987	358	72.92	615
700,000.01 - 750,000.00	2	1,468,821.24	1.72%	7.112	359	82.35	624
850,000.01 - 900,000.00	1	856,829.74	1.00%	7.240	359	70.00	627
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	5	1,743,389.31	2.04%	5.979	358	73.63	611
6.000 - 6.499	27	7,157,494.96	8.37%	6.275	358	78.30	628
6.500 - 6.999	67	16,383,042.39	19.16%	6.840	358	76.94	644
7.000 - 7.499	74	17,567,458.05	20.54%	7.310	358	82.66	660
7.500 - 7.999	109	18,556,544.88	21.70%	7.789	358	83.45	641
8.000 - 8.499	61	7,685,208.60	8.99%	8.292	358	86.66	660
8.500 - 8.999	76	7,904,084.88	9.24%	8.784	358	86.48	654
9.000 - 9.499	39	3,274,264.69	3.83%	9.260	351	85.99	627
9.500 - 9.999	40	4,044,582.42	4.73%	9.783	356	85.18	628
10.000 -10.499	7	400,306.69	0.47%	10.341	359	85.61	627
10.500 -10.999	12	674,414.29	0.79%	10.713	349	85.73	622
11.000 -11.499	3	125,207.62	0.15%	11.240	359	83.02	564
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	14	3,178,403.47	3.72%	7.456	358	72.30	515
525-549	16	2,015,626.46	2.36%	8.174	358	73.66	538
550-574	40	7,097,389.18	8.30%	7.313	356	73.97	561
575-599	49	7,079,903.78	8.28%	7.680	357	71.37	587
600-624	59	7,996,460.11	9.35%	7.832	358	79.73	614
625-649	85	16,643,773.80	19.46%	7.647	357	84.04	637
650-674	93	14,957,174.40	17.49%	7.899	358	86.21	661
675-699	64	8,396,383.31	9.82%	7.761	358	86.30	686
700+	100	18,150,884.27	21.23%	7.520	358	86.44	725
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	7	1,368,331.06	1.60%	7.022	358	44.89	588
50.00- 54.99	7	963,206.18	1.13%	7.344	358	52.03	595
55.00- 59.99	6	1,197,420.85	1.40%	7.415	358	57.42	606
60.00- 64.99	7	1,759,831.52	2.06%	6.710	358	62.92	604
65.00- 69.99	20	4,966,123.86	5.81%	7.370	358	67.20	585
70.00- 74.99	21	5,437,763.31	6.36%	6.980	358	72.57	599
75.00- 79.99	39	6,267,551.86	7.33%	7.120	357	75.97	605
80.00	78	11,827,826.37	13.83%	7.446	358	80.00	630
80.01- 84.99	13	2,933,893.16	3.43%	7.045	358	82.91	665
85.00- 89.99	89	12,502,423.16	14.62%	8.133	356	86.13	642
90.00- 94.99	233	36,291,627.45	42.44%	7.969	358	90.00	678
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	4	215,796.21	0.25%	9.591	178	84.11	598
360	516	85,300,202.57	99.75%	7.668	358	82.18	645
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Stated Remaining Term (montl	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	4	215,796.21	0.25%	9.591	178	84.11	598
301-360	516	85,300,202.57	99.75%	7.668	358	82.18	645
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	84	13,500,494.87	15.79%	7.545	358	82.73	653
20.01 -25.00	76	14,498,436.29	16.95%	7.719	358	83.94	653
25.01 -30.00	68	10,691,897.84	12.50%	7.764	357	79.96	639
30.01 -35.00	89	14,718,656.40	17.21%	7.587	358	82.09	656
35.01 -40.00	84	13,135,825.93	15.36%	7.680	358	82.13	632
40.01 -45.00	84	13,493,527.34	15.78%	7.682	358	81.70	639
45.01 -50.00	23	3,428,703.30	4.01%	7.926	358	87.51	660
50.01 -55.00	12	2,048,456.81	2.40%	7.809	358	73.03	595
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	465	79,406,269.61	92.86%	7.638	358	82.42	644
Fixed Rate	55	6,109,729.17	7.14%	8.126	352	79.14	654
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 LIBOR	441	74,864,708.12	87.54%	7.643	358	82.34	644
3/27 LIBOR	11	1,782,604.55	2.08%	8.099	358	83.58	612
5/25 LIBOR	13	2,758,956.94	3.23%	7.203	358	83.66	682
FIXED RATE 15 YR	4	215,796.21	0.25%	9.591	178	84.11	598
FIXED RATE 30 YR	51	5,893,932.96	6.89%	8.073	358	78.96	656
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Not Interest Only	520	85,515,998.78	100.00%	7.673	358	82.18	645
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	128	20,787,415.06	24.31%	7.973	358	83.50	651
Prepay Penalty: 12 months	23	5,945,117.52	6.95%	7.623	358	79.45	652
Prepay Penalty: 24 months	318	51,915,763.26	60.71%	7.568	358	81.97	640
Prepay Penalty: 30 months	1	35,979.78	0.04%	8.865	359	81.82	611
Prepay Penalty: 36 months	50	6,831,723.16	7.99%	7.598	353	82.20	663
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	520	85,515,998.78	100.00%	7.673	358	82.18	645
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	27	6,673,647.03	7.80%	7.386	358	82.82	649
Full Documentation	281	42,592,926.67	49.81%	7.629	358	83.94	634
Stated Documentation	212	36,249,425.08	42.39%	7.777	357	80.00	657
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	202	38,513,877.17	45.04%	7.381	358	76.70	623
Purchase	290	41,814,130.47	48.90%	7.995	358	87.35	666
Rate/Term Refinance	28	5,187,991.14	6.07%	7.242	355	81.30	640
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	33	5,280,692.62	6.18%	7.319	358	83.02	660
PUD	26	5,102,224.97	5.97%	7.354	358	79.03	627
Single Family	294	40,036,441.40	46.82%	7.826	357	82.39	641
Two-Four Family	167	35,096,639.79	41.04%	7.598	358	82.28	651
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	503	80,609,271.44	94.26%	7.699	358	81.99	645
Second Home	17	4,906,727.34	5.74%	7.241	358	85.32	654
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	6	459,232.20	0.54%	8.780	359	87.01	642
Arizona	13	2,093,642.72	2.45%	7.458	358	86.99	670
Arkansas	3	235,195.53	0.28%	8.137	359	90.00	672
California	94	30,199,507.86	35.31%	7.203	358	80.21	639
Colorado	10	1,246,343.73	1.46%	7.662	359	86.08	659
Connecticut	10	1,717,305.61	2.01%	8.153	358	79.45	648
Delaware	2	820,256.46	0.96%	7.064	358	53.08	592
District of Columbia	10	2,360,318.58	2.76%	7.746	358	79.21	630
Florida	20	3,167,512.11	3.70%	7.878	359	83.99	658
Georgia	16	1,763,263.55	2.06%	8.512	359	87.44	643
Hawaii	5	1,561,136.43	1.83%	7.342	358	86.06	675
Idaho	3	334,354.34	0.39%	7.541	358	82.41	586
Illinois	52	8,728,729.24	10.21%	7.739	358	83.58	653
Indiana	10	517,004.18	0.60%	8.630	359	85.16	657
Iowa	1	31,481.36	0.04%	8.615	359	90.00	647
Kentucky	2	183,055.81	0.21%	8.642	359	80.00	570
Louisiana	1	56,853.43	0.07%	9.745	359	80.00	550
Maine	2	306,714.38	0.36%	8.669	358	80.82	710
Maryland	15	1,612,465.98	1.89%	7.933	358	80.19	637
Massachusetts	7	2,420,283.74	2.83%	6.908	358	79.77	652
Michigan	35	2,860,635.75	3.35%	8.642	358	84.90	653
Minnesota	1	218,508.38	0.26%	7.490	357	89.39	656
Mississippi	22	1,250,422.37	1.46%	9.261	352	87.09	667
Missouri	15	1,293,988.52	1.51%	8.550	358	87.40	647
Montana	2	822,053.51	0.96%	6.990	358	90.00	745
Nevada	11	2,177,668.12	2.55%	7.692	358	83.67	640
New Jersey	9	1,956,599.16	2.29%	7.769	358	80.09	591
New York	10	2,130,753.23	2.49%	7.853	359	84.08	670
North Carolina	6	740,905.28	0.87%	7.521	358	73.95	625
Ohio	30	2,672,424.42	3.13%	8.599	358	86.51	642
Oklahoma	3	124,620.65	0.15%	9.049	358	85.07	681
Oregon	3	540,114.61	0.63%	7.099	359	77.10	669
Pennsylvania	21	1,466,181.80	1.71%	8.131	358	85.16	660
South Carolina	2	691,100.71	0.81%	7.684	358	90.00	644
Tennessee	5	329,913.55	0.39%	8.462	358	86.94	633
Texas	35	3,308,483.95	3.87%	8.008	349	84.14	657
Utah	7	746,273.40	0.87%	8.009	359	86.20	621
Virginia	7	766,961.46	0.90%	9.098	359	77.07	569
Washington	7	1,090,192.68	1.27%	7.619	358	80.76	646
Wisconsin	7	513,539.99	0.60%	8.164	359	83.67	651
Total	**520**	**85,515,998.78**	**100.00%**	**7.673**	**358**	**82.18**	**645**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	176,877.17	0.22%	5.880	357	81.39	651
5.500 - 5.999	5	759,632.32	0.96%	6.342	358	77.36	682
6.000 - 6.499	205	37,842,003.39	47.66%	7.216	358	76.50	632
6.500 - 6.999	230	36,406,075.21	45.85%	7.968	358	88.34	659
7.000 - 7.499	24	4,221,681.52	5.32%	8.890	359	85.37	621

Total	465	79,406,269.61	100.00%	7.638	358	82.42	644

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	5	1,743,389.31	2.20%	5.979	358	73.63	611
6.000 - 6.499	25	6,725,900.04	8.47%	6.272	358	78.01	626
6.500 - 6.999	64	15,524,425.96	19.55%	6.841	358	76.75	642
7.000 - 7.499	70	17,007,547.40	21.42%	7.314	358	83.01	659
7.500 - 7.999	100	17,072,464.61	21.50%	7.791	358	83.85	638
8.000 - 8.499	57	7,164,583.81	9.02%	8.287	358	86.86	657
8.500 - 8.999	68	7,060,148.85	8.89%	8.805	358	88.00	661
9.000 - 9.499	31	2,815,363.00	3.55%	9.270	359	86.59	631
9.500 - 9.999	33	3,592,382.99	4.52%	9.783	358	86.09	628
10.000 -10.499	2	122,557.31	0.15%	10.316	359	90.00	602
10.500 -10.999	7	452,298.71	0.57%	10.746	359	85.04	595
11.000 -11.499	3	125,207.62	0.16%	11.240	359	83.02	564
Total	**465**	**79,406,269.61**	**100.00%**	**7.638**	**358**	**82.42**	**644**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	5	1,743,389.31	2.20%	5.979	358	73.63	611
12.000 -12.499	25	6,725,900.04	8.47%	6.272	358	78.01	626
12.500 -12.999	64	15,524,425.96	19.55%	6.841	358	76.75	642
13.000 -13.499	70	17,007,547.40	21.42%	7.314	358	83.01	659
13.500 -13.999	100	17,072,464.61	21.50%	7.791	358	83.85	638
14.000 -14.499	57	7,164,583.81	9.02%	8.287	358	86.86	657
14.500 -14.999	68	7,060,148.85	8.89%	8.805	358	88.00	661
15.000 -15.499	31	2,815,363.00	3.55%	9.270	359	86.59	631
15.500 -15.999	33	3,592,382.99	4.52%	9.783	358	86.09	628
16.000 -16.499	2	122,557.31	0.15%	10.316	359	90.00	602
16.500 -16.999	7	452,298.71	0.57%	10.746	359	85.04	595
17.000 -17.499	3	125,207.62	0.16%	11.240	359	83.02	564
Total	**465**	**79,406,269.61**	**100.00%**	**7.638**	**358**	**82.42**	**644**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	465	79,406,269.61	100.00%	7.638	358	82.42	644
Total	**465**	**79,406,269.61**	**100.00%**	**7.638**	**358**	**82.42**	**644**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	465	79,406,269.61	100.00%	7.638	358	82.42	644
Total	**465**	**79,406,269.61**	**100.00%**	**7.638**	**358**	**82.42**	**644**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	4	875,554.34	1.10%	6.276	356	73.83	595
08/01/06	45	8,957,250.17	11.28%	7.088	357	80.70	645
09/01/06	200	33,384,918.16	42.04%	7.684	358	82.30	642
10/01/06	192	31,646,985.45	39.85%	7.795	359	83.09	646
08/01/07	2	383,144.17	0.48%	7.573	357	83.26	605
09/01/07	5	886,624.63	1.12%	8.805	358	85.60	619
10/01/07	4	512,835.75	0.65%	7.273	359	80.33	605
08/01/09	1	404,945.41	0.51%	6.750	357	74.50	702
09/01/09	4	1,118,804.89	1.41%	7.137	358	82.92	649
10/01/09	8	1,235,206.64	1.56%	7.411	359	87.35	706
Total	**465**	**79,406,269.61**	**100.00%**	**7.638**	**358**	**82.42**	**644**

Finance America: 2004-3
Second Liens Only

		Minimum	Maximum
Scheduled Principal Balance	$17,913,384	$24,888	$149,934
Average Scheduled Principal Balance	$58,350		
Number of Mortgage Loans	307		
Weighted Average Gross Coupon	9.905%	8.990%	11.630%
Weighted Average FICO Score	668	580	799
Weighted Average Combined Original LTV	99.94%	96.60%	100.00%
Weighted Average Original Term	180 months	180 months	180 months
Weighted Average Stated Remaining Term	179 months	177 months	179 months
Weighted Average Seasoning	1 months	1 months	3 months
Weighted Average Gross Margin	0.000%	0.000%	0.000%
Weighted Average Minimum Interest Rate	0.000%	0.000%	0.000%
Weighted Average Maximum Interest Rate	0.000%	0.000%	0.000%
Weighted Average Initial Rate Cap	0.000%	0.000%	0.000%
Weighted Average Subsequent Rate Cap	0.000%	0.000%	0.000%
Weighted Average Months to Roll	months	months	months
Maturity Date		Aug 1 2019	Oct 1 2019
Maximum Zip Code Concentration	2.40%	94015 (Daly City, CA)	

Finance America: 2004-3

Second Liens Only

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	160	5,244,517.91	29.28%	10.083	179	99.91	654
50,000.01 - 100,000.00	104	7,293,947.86	40.72%	9.843	179	99.96	671
100,000.01 - 150,000.00	43	5,374,917.98	30.01%	9.814	179	99.95	676
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
8.500 - 8.999	49	3,436,250.37	19.18%	8.990	179	99.89	710
9.000 - 9.499	11	557,401.52	3.11%	9.365	179	99.97	705
9.500 - 9.999	123	7,708,826.30	43.03%	9.782	179	99.99	670
10.000 -10.499	10	483,406.65	2.70%	10.366	179	100.00	696
10.500 -10.999	107	5,465,070.17	30.51%	10.595	179	99.91	632
11.000 -11.499	6	189,174.71	1.06%	11.319	179	99.91	619
11.500 -11.999	1	73,254.03	0.41%	11.630	177	99.23	769
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
575-599	2	87,671.13	0.49%	11.365	179	100.00	591
600-624	71	3,598,056.36	20.09%	10.378	179	99.89	610
625-649	55	2,752,412.04	15.37%	10.248	179	99.99	635
650-674	67	4,019,899.85	22.44%	9.917	179	99.96	662
675-699	52	3,247,127.27	18.13%	9.481	179	99.88	685
700+	60	4,208,217.10	23.49%	9.560	179	99.98	731
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
95.00- 99.99	19	949,273.70	5.30%	9.921	179	98.91	676
100.00	288	16,964,110.05	94.70%	9.904	179	100.00	667
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	307	17,913,383.75	100.00%	9.905	179	99.94	668
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Stated Remaining Term (montl	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	307	17,913,383.75	100.00%	9.905	179	99.94	668
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	21	1,435,718.80	8.01%	10.126	179	99.95	666
20.01 -25.00	15	659,101.34	3.68%	9.895	179	100.00	660
25.01 -30.00	21	935,782.06	5.22%	10.066	179	99.98	646
30.01 -35.00	52	3,012,948.79	16.82%	9.806	179	99.88	671
35.01 -40.00	86	4,879,733.75	27.24%	9.847	179	99.96	673
40.01 -45.00	96	6,293,403.73	35.13%	9.912	179	99.94	668
45.01 -50.00	16	696,695.28	3.89%	10.006	179	100.00	650
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Fixed Rate	307	17,913,383.75	100.00%	9.905	179	99.94	668
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
FIXED RATE 15 YR	24	762,535.57	4.26%	10.242	179	99.89	645
FIXED RATE BALLOON	283	17,150,848.18	95.74%	9.890	179	99.94	669
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Not Interest Only	307	17,913,383.75	100.00%	9.905	179	99.94	668
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	92	4,695,013.52	26.21%	10.047	179	99.92	667
Prepay Penalty: 12 months	3	204,595.25	1.14%	10.592	179	100.00	626
Prepay Penalty: 24 months	212	13,013,774.98	72.65%	9.843	179	99.95	668
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Second Lien	307	17,913,383.75	100.00%	9.905	179	99.94	668
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	65	5,569,574.40	31.09%	9.452	179	99.99	693
Full Documentation	200	9,806,642.74	54.74%	10.054	179	99.91	643
Stated Documentation	42	2,537,166.61	14.16%	10.321	179	99.98	706
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	25	1,378,727.05	7.70%	10.055	179	99.87	648
Purchase	279	16,344,735.42	91.24%	9.886	179	99.95	670
Rate/Term Refinance	3	189,921.28	1.06%	10.454	179	100.00	624
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	27	1,328,298.74	7.42%	9.905	179	99.84	668
PUD	36	1,845,131.63	10.30%	10.075	179	99.94	658
Single Family	230	13,984,304.97	78.07%	9.884	179	99.95	669
Two-Four Family	14	755,648.41	4.22%	9.870	179	100.00	672
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	307	17,913,383.75	100.00%	9.905	179	99.94	668
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	1	24,983.03	0.14%	11.250	178	99.34	626
Arizona	43	1,490,298.10	8.32%	9.934	179	99.93	651
California	131	10,889,359.16	60.79%	9.778	179	99.93	674
Colorado	19	886,275.70	4.95%	10.129	179	100.00	647
Connecticut	2	87,647.57	0.49%	9.812	178	100.00	738

District of Columbia	1	37,585.06	0.21%	10.500	179	100.00	619
Florida	19	808,790.68	4.52%	9.963	179	100.00	671
Georgia	2	103,142.20	0.58%	10.875	179	100.00	601
Hawaii	6	424,938.88	2.37%	9.785	179	100.00	656
Illinois	11	529,662.05	2.96%	10.371	179	100.00	664
Indiana	2	65,926.11	0.37%	10.500	179	100.00	621
Iowa	1	24,889.24	0.14%	10.875	178	100.00	619
Louisiana	1	28,534.11	0.16%	10.500	179	99.72	613
Maryland	2	96,762.63	0.54%	10.688	179	100.00	634
Massachusetts	3	197,047.58	1.10%	9.600	179	100.00	669
Michigan	3	75,862.88	0.42%	9.836	179	100.00	671
Missouri	4	114,030.69	0.64%	10.260	179	100.00	645
Montana	1	28,334.57	0.16%	10.500	179	100.00	602
Nebraska	1	24,990.07	0.14%	10.500	179	100.00	630
Nevada	4	180,566.52	1.01%	10.051	178	99.99	667
New Hampshire	1	46,981.32	0.26%	10.500	179	100.00	623
New Mexico	1	105,892.31	0.59%	9.365	178	100.00	731
North Carolina	1	33,430.80	0.19%	9.875	179	100.00	675
Ohio	2	59,327.15	0.33%	10.204	179	98.77	633
Oklahoma	2	53,922.59	0.30%	9.500	179	100.00	637
Oregon	4	167,682.47	0.94%	9.700	179	100.00	699
Rhode Island	1	59,662.22	0.33%	10.500	179	100.00	612
Texas	17	643,533.31	3.59%	10.580	179	99.98	665
Utah	8	230,853.55	1.29%	10.092	179	99.65	652
Virginia	2	51,558.77	0.29%	10.495	178	100.00	641
Washington	9	282,068.31	1.57%	10.066	178	100.00	666
Wisconsin	1	33,901.72	0.19%	10.500	179	100.00	675
Wyoming	1	24,942.40	0.14%	10.500	179	100.00	603
Total	**307**	**17,913,383.75**	**100.00%**	**9.905**	**179**	**99.94**	**668**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Deal Name: Finance America 2004-3

The percentages per table should add up to 100%

FICO & Documentation

FICO Score	Full DOC	Stated Doc	Alternate Doc	All Docs	WAC	Avg Prin Bal	Current LTV
451 - 500	0.00	0.03	0.00	0.03	7.740	164,765.86	50.770
501 - 550	11.43	4.90	0.49	16.82	7.450	177,282.20	73.150
551 - 600	15.90	9.69	1.16	26.75	7.400	173,209.61	78.770
601 - 650	20.97	8.54	2.69	32.20	7.280	170,600.22	84.170
651 - 700	6.49	6.24	3.43	16.16	7.430	158,937.28	85.820
701 - 750	2.20	3.14	1.34	6.68	7.360	182,511.08	87.100
751 - 800	0.43	0.80	0.07	1.30	7.480	197,789.87	87.610
801 - 850	0.04	0.00	0.00	0.04	6.740	215,226.98	80.000
Not Available	0.02	0.01	0.00	0.03	8.400	84,565.66	86.880
TOTAL POOL	57.47	33.35	9.18	100.00	7.370	171,358.72	81.370

LTV & FICO

Current LTV	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	FICO	Avg Prin Bal	WAC	Gross Margin	Alternate Doc	Stated Doc
010.01-020	0.00	0.00	0.01	0.01	0.00	0.02	0.00	0.00	0.00	612	69,760.72	8.070	5.750	0.00	0.00
020.01-030	0.00	0.00	0.15	0.05	0.04	0.00	0.00	0.00	0.00	554	110,653.60	7.620	6.540	0.00	0.02
030.01-040	0.00	0.00	0.03	0.23	0.05	0.04	0.00	0.00	0.00	585	93,075.49	7.270	6.110	0.00	0.09
040.01-050	0.00	0.00	0.27	0.54	0.18	0.05	0.02	0.00	0.00	582	139,448.47	7.180	6.050	0.00	0.54
050.01-060	0.00	0.03	1.05	0.81	0.74	0.10	0.00	0.00	0.00	572	170,638.98	7.130	6.060	0.21	1.10
060.01-070	0.00	0.00	3.28	3.39	1.82	0.52	0.07	0.07	0.00	576	188,677.59	7.110	6.120	0.56	4.73
070.01-080	0.01	0.00	11.04	10.18	10.36	5.75	2.11	0.24	0.04	597	183,281.63	7.120	6.100	3.01	13.49
080.01-090	0.02	0.00	0.95	11.25	12.61	5.79	3.25	0.81	0.00	628	178,501.67	7.560	6.340	2.94	10.93
090.01-100	0.00	0.00	0.04	0.29	6.38	3.89	1.24	0.18	0.00	650	128,052.80	7.930	6.300	2.46	2.45
TOTAL POOL	0.03	0.03	16.82	26.75	32.20	16.16	6.68	1.30	0.04	611	171,358.72	7.370	6.210	9.18	33.35

Prin Balance & FICO

Prin Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current LTV	WAC	Gross Margin	Alternate Doc	Stated Doc
a. 1 - 50,000	0.00	0.00	0.39	0.62	0.94	0.48	0.21	0.03	0.00	617	86.46	9.420	6.310	0.09	0.48
b. 50,001 - 100,000	0.01	0.00	1.55	2.91	2.99	1.93	0.51	0.12	0.00	611	81.39	8.320	6.220	0.63	1.90
c. 100,001 - 150,000	0.02	0.00	3.01	4.70	5.47	3.38	1.07	0.16	0.00	612	81.84	7.530	6.210	0.99	4.69
d. 150,001 - 200,000	0.00	0.03	2.51	4.26	4.46	1.83	0.61	0.03	0.00	601	79.70	7.230	6.180	0.45	3.95
e. 200,001 - 250,000	0.00	0.00	1.57	2.29	3.95	1.52	0.52	0.15	0.04	614	80.67	7.280	6.190	0.77	3.79
f. 250,001 - 300,000	0.00	0.00	1.88	2.19	2.34	1.46	0.52	0.10	0.00	606	80.58	7.230	6.210	0.78	3.49
g. 300,001 - 350,000	0.00	0.00	1.10	2.06	1.96	1.20	0.28	0.06	0.00	608	80.77	7.090	6.220	0.52	3.66
h. 350,001 - 400,000	0.00	0.00	0.88	1.19	2.14	1.39	0.78	0.20	0.00	628	81.68	7.050	6.240	1.07	2.59
i. 400,001 - 450,000	0.00	0.00	0.52	0.99	1.43	0.90	0.53	0.00	0.00	627	83.64	7.020	6.230	0.61	2.26
j. 450,001 - 500,000	0.00	0.00	0.67	1.43	1.52	0.34	0.58	0.08	0.00	614	82.62	6.910	6.170	0.67	2.18
k. 500,001 - 550,000	0.00	0.00	0.56	0.55	0.93	0.64	0.19	0.00	0.00	616	82.19	6.850	6.220	0.74	1.02
l. 550,001 - 600,000	0.00	0.00	0.71	1.24	1.22	0.61	0.41	0.00	0.00	611	82.30	6.730	6.200	1.02	1.13
m. 600,001 - 650,000	0.00	0.00	0.57	0.67	1.13	0.23	0.45	0.12	0.00	616	83.28	6.880	6.260	0.23	0.78
n. 650,001 - 700,000	0.00	0.00	0.24	0.62	0.61	0.12	0.00	0.12	0.00	602	80.82	7.140	6.090	0.37	0.25
o. 700,001 - 750,000	0.00	0.00	0.65	1.05	0.79	0.13	0.00	0.13	0.00	591	78.45	7.500	6.210	0.27	1.04
s. 850,001 - 900,000	0.00	0.00	0.00	0.00	0.15	0.00	0.00	0.00	0.00	627	70.00	7.240	6.000	0.00	0.15
u. 950,001 - 1,000,000	0.00	0.00	0.00	0.00	0.17	0.00	0.00	0.00	0.00	602	75.00	6.630	5.750	0.00	0.00
TOTAL POOL	0.03	0.03	16.82	26.75	32.20	16.16	6.68	1.30	0.04	611	81.37	7.370	6.210	9.18	33.35

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current LTV	WAC	Gross Margin	Avg Prin Bal	Alternate Doc	Stated Doc
0	0.01	0.00	4.17	6.21	6.91	3.93	1.57	0.30	0.00	610	81.10	7.650	6.220	168,172.31	1.60	8.69
6	0.00	0.00	0.04	0.07	0.10	0.00	0.00	0.00	0.00	593	88.61	7.810	6.270	121,134.04	0.00	0.07
12	0.00	0.00	0.54	0.72	1.49	0.79	0.39	0.08	0.00	625	81.48	7.400	6.190	259,354.30	0.71	1.46
24	0.02	0.03	10.89	17.17	20.49	10.05	4.25	0.65	0.04	610	81.98	7.290	6.200	171,611.71	6.48	20.22
30	0.00	0.00	0.00	0.00	0.05	0.00	0.00	0.00	0.00	625	88.90	8.110	6.250	133,876.33	0.00	0.01
36	0.00	0.00	1.19	2.58	3.16	1.38	0.47	0.26	0.00	616	77.47	7.250	6.270	155,631.55	0.41	2.91
TOTAL POOL	0.03	0.03	16.82	26.75	32.20	16.16	6.68	1.30	0.04	611	81.37	7.370	6.210	171,358.72	9.18	33.35

Mortg Rates & FICO

Mortg Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current LTV	WAC	Gross Margin	Avg Prin Bal	Alternate Doc	Stated Doc
05.001-5.500	0.00	0.00	0.11	0.15	0.09	0.03	0.00	0.00	0.00	583	74.11	5.330	6.110	231,437.10	0.00	0.05
05.501-6.000	0.00	0.00	0.81	1.00	1.85	1.05	0.39	0.02	0.00	620	79.01	5.880	6.020	250,347.48	0.78	1.14
06.001-6.500	0.00	0.00	2.01	3.87	4.67	2.07	0.77	0.10	0.00	610	78.23	6.340	6.090	241,231.76	1.55	3.77
06.501-7.000	0.00	0.00	3.79	6.53	9.44	4.14	2.08	0.43	0.04	615	80.21	6.810	6.130	229,008.65	2.66	8.01
07.001-7.500	0.02	0.00	2.81	4.88	6.57	3.01	1.42	0.31	0.00	616	81.74	7.300	6.200	205,423.37	1.66	6.97
07.501-8.000	0.00	0.03	3.62	4.53	4.72	2.35	0.76	0.23	0.00	602	81.81	7.800	6.290	171,732.91	1.00	6.41
08.001-8.500	0.00	0.00	1.31	2.32	1.58	1.00	0.22	0.02	0.00	598	81.17	8.310	6.330	133,668.71	0.18	2.72
08.501-9.000	0.00	0.00	1.16	1.67	1.32	0.96	0.56	0.08	0.00	610	84.94	8.810	6.470	104,541.24	0.68	2.08
09.001-9.500	0.00	0.00	0.60	0.71	0.42	0.73	0.17	0.00	0.00	608	86.27	9.330	6.440	82,164.28	0.34	0.70
09.501-10.000	0.00	0.00	0.44	0.75	0.69	0.55	0.20	0.09	0.00	617	88.69	9.850	6.550	80,583.46	0.24	1.10
10.001-10.500	0.00	0.00	0.07	0.17	0.68	0.16	0.06	0.00	0.00	622	94.83	10.430	6.630	55,558.08	0.07	0.15
10.501-11.000	0.01	0.00	0.08	0.12	0.16	0.09	0.05	0.00	0.00	609	91.27	10.790	6.690	48,602.85	0.00	0.22
11.001-11.500	0.00	0.00	0.03	0.05	0.01	0.01	0.00	0.00	0.00	582	86.59	11.250	6.590	37,610.43	0.00	0.02
11.501-12.000	0.00	0.00	0.01	0.01	0.00	0.00	0.00	0.01	0.00	653	89.72	11.740	0.000	57,098.48	0.00	0.01
TOTAL POOL	0.03	0.03	16.82	26.75	32.20	16.16	6.68	1.30	0.04	611	81.37	7.370	6.210	171,358.72	9.18	33.35

Mortg Rates & LTV

Mortg Rates	LTV 13.935-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	100+	total LTV	avg FICO	Gross Margin	Avg Prin Bal	Alternate Doc	Stated Doc
05.001-5.500	0.00	0.00	0.13	0.22	0.00	0.03	0.00	74.11	583	6.11	231,437.10	0.00	0.05
05.501-6.000	0.04	0.20	0.49	2.92	1.04	0.42	0.00	79.01	620	6.02	250,347.48	0.78	1.14
06.001-6.500	0.34	0.61	1.58	6.56	3.43	1.00	0.00	78.23	610	6.09	241,231.76	1.55	3.77
06.501-7.000	0.39	0.52	3.19	12.17	7.45	2.73	0.00	80.21	615	6.13	229,008.65	2.66	8.01
07.001-7.500	0.44	0.50	1.50	7.06	7.36	2.16	0.00	81.74	616	6.20	205,423.37	1.66	6.97
07.501-8.000	0.15	0.59	1.09	6.03	6.91	1.46	0.00	81.81	602	6.29	171,732.91	1.00	6.41
08.001-8.500	0.13	0.25	0.51	2.20	2.81	0.54	0.00	81.17	598	6.33	133,668.71	0.18	2.72
08.501-9.000	0.17	0.01	0.21	1.47	2.92	0.96	0.00	84.94	610	6.47	104,541.24	0.68	2.08
09.001-9.500	0.03	0.01	0.22	0.54	1.14	0.69	0.00	86.27	608	6.44	82,164.28	0.34	0.70
09.501-10.000	0.00	0.05	0.12	0.44	1.18	0.92	0.00	88.69	617	6.55	80,583.46	0.24	1.10
10.001-10.500	0.01	0.00	0.04	0.08	0.20	0.82	0.00	94.83	622	6.63	55,558.08	0.07	0.15
10.501-11.000	0.00	0.00	0.06	0.03	0.18	0.24	0.00	91.27	609	6.69	48,602.85	0.00	0.22
11.001-11.500	0.00	0.01	0.00	0.03	0.03	0.03	0.00	86.59	582	6.59	37,610.43	0.00	0.02
11.501-12.000	0.00	0.00	0.01	0.00	0.01	0.01	0.00	89.72	653	0.00	57,098.48	0.00	0.01
TOTAL POOL	1.70	2.73	9.15	39.73	34.67	12.01	0.00	81.37	611	6.21	171,358.72	9.18	33.35

Finance America 2004-3 Total Pool

	Count	Balance	% of Balance	Gross Rate	Gross Margin	Gross Lifecap	Gross Lifefloor	Master & Sub Serv Fees	Sched Rem Term	Amort Term	Orig Term	Initial Cap	Periodic Cap	Month to Next Adj	Provided LTV	Known FICOs	Avg Balance	LTV>80w/MI
501 - 510	46	$8,567,095.99	1.52%	7.578	6.337	13.454	7.454	0.000	358	360	360	3.000	1.000	22	71.04	506	$186,241.22	0.00
511 - 520	95	$17,791,087.00	3.16%	7.434	6.344	13.394	7.394	0.000	357	359	359	3.000	1.000	23	72.00	516	$187,274.60	0.00
521 - 530	125	$20,525,491.73	3.65%	7.418	6.298	13.376	7.376	0.000	354	356	356	3.000	1.000	24	74.38	526	$164,203.93	0.00
531 - 540	111	$19,538,802.14	3.47%	7.485	6.272	13.419	7.419	0.000	355	356	356	3.000	1.000	24	73.11	535	$176,025.24	0.00
541 - 550	157	$28,246,218.78	5.02%	7.409	6.252	13.394	7.394	0.000	358	360	360	3.000	1.000	23	73.65	546	$179,912.22	0.00
551 - 560	163	$28,795,630.88	5.12%	7.353	6.220	13.290	7.290	0.000	357	358	358	3.000	1.000	23	75.92	556	$176,660.31	0.00
561 - 570	141	$25,186,241.23	4.48%	7.297	6.190	13.215	7.215	0.000	357	358	358	3.000	1.000	25	76.02	565	$178,625.82	0.00
571 - 580	235	$38,698,914.23	6.88%	7.626	6.306	13.585	7.585	0.000	357	359	359	3.000	1.000	23	79.93	575	$164,676.23	0.00
581 - 590	160	$25,424,379.39	4.52%	7.436	6.248	13.346	7.346	0.000	354	355	355	3.000	1.000	23	79.12	585	$158,902.37	0.00
591 - 600	170	$32,413,986.12	5.76%	7.241	6.266	13.204	7.204	0.000	354	357	356	3.000	1.000	25	81.77	595	$190,670.51	0.00
601 - 610	253	$42,307,420.63	7.52%	7.354	6.189	13.207	7.207	0.000	350	358	351	3.000	1.000	23	83.93	605	$167,223.01	0.00
611 - 620	254	$39,010,982.92	6.93%	7.304	6.122	13.161	7.161	0.000	351	359	353	3.000	1.000	23	83.13	615	$153,586.55	0.00
621 - 630	221	$40,447,410.17	7.19%	7.209	6.144	13.096	7.096	0.000	353	359	354	3.000	1.000	23	84.51	625	$183,019.96	0.00
631 - 640	175	$33,013,529.90	5.87%	7.254	6.207	13.142	7.142	0.000	353	359	354	3.000	1.000	23	84.55	635	$188,648.74	0.00
641 - 650	159	$26,398,093.22	4.69%	7.288	6.180	13.192	7.192	0.000	351	358	353	3.000	1.000	23	85.10	645	$166,025.74	0.00
651 - 660	143	$24,047,427.06	4.27%	7.430	6.184	13.301	7.301	0.000	348	359	349	3.000	1.000	24	85.13	655	$168,163.83	0.00
661 - 670	148	$23,818,316.80	4.23%	7.452	6.104	13.216	7.216	0.000	342	360	344	3.000	1.000	23	86.70	666	$160,934.57	0.00
671 - 680	110	$16,226,746.65	2.88%	7.413	6.117	13.213	7.213	0.000	339	356	340	3.000	1.000	24	85.05	675	$147,515.88	0.00
681 - 690	100	$14,858,443.56	2.64%	7.482	6.124	13.300	7.300	0.000	341	359	343	3.000	1.000	23	86.75	685	$148,584.44	0.00
691 - 700	71	$11,961,187.44	2.13%	7.321	6.123	13.022	7.022	0.000	342	360	343	3.000	1.000	22	85.36	695	$168,467.43	0.00
701 - 710	66	$12,193,451.21	2.17%	7.251	6.183	13.070	7.070	0.000	345	358	347	3.000	1.000	24	85.82	705	$184,749.26	0.00
711 - 720	47	$7,649,465.79	1.36%	7.608	6.167	13.267	7.267	0.000	339	359	341	3.000	1.000	22	88.24	715	$162,754.59	0.00
721 - 730	29	$5,290,792.11	0.94%	7.573	6.169	13.277	7.277	0.000	340	360	342	3.000	1.000	22	88.85	726	$182,441.11	0.00
731 - 740	35	$6,674,585.56	1.19%	7.283	6.064	13.005	7.005	0.000	339	360	341	3.000	1.000	29	88.14	735	$190,702.44	0.00
741 - 750	29	$5,788,988.03	1.03%	7.155	6.104	12.991	6.991	0.000	347	360	349	3.000	1.000	24	85.50	747	$199,620.28	0.00
751 - 760	19	$4,076,019.45	0.72%	7.399	6.109	13.201	7.201	0.000	351	360	353	3.000	1.000	22	86.83	754	$214,527.34	0.00
761 - 770	6	$1,508,471.79	0.27%	7.446	6.238	13.183	7.183	0.000	329	360	332	3.000	1.000	23	90.26	765	$251,411.97	0.00
771 - 780	6	$966,818.32	0.17%	7.773	6.397	13.317	7.317	0.000	334	350	336	3.000	1.000	22	86.62	773	$161,136.39	0.00
781 - 790	4	$572,622.15	0.10%	7.119	5.891	12.772	6.772	0.000	335	360	338	3.000	1.000	22	83.69	786	$143,155.54	0.00
791 - 800	2	$194,293.59	0.03%	8.990	0.000	0.000	0.000	0.000	179	360	180	0.000	0.000	0	100.00	794	$97,146.80	0.00
801 - 810	1	$215,226.98	0.04%	6.740	5.750	12.740	6.740	0.000	358	360	360	3.000	1.000	22	80.00	806	$215,226.98	0.00
FICO NA	2	$169,131.32	0.03%	8.395	6.500	13.380	7.380	0.000	358	360	360	3.000	1.000	22	86.88	0	$84,565.66	0.00
ALL	3,284	$562,742,038.00	100.00%	7.374	6.206	13.262	7.262	0.000	351	358	353	3.000	1.000	23	81.37	611	$171,358.72	0.00

Finance America Mortgage Loan Trust 2004-3

FINANCE AMERICA

$530,948,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Litton Loan Servicing LP
Servicer

Finance America, LLC
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Sandler O'Neill & Partners LP
Co-Underwriter

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: November 4, 2004***

Finance America Mortgage Loan Trust 2004-3

$530,948,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
I-A1	$234,184,000	2.39 / 2.55	1-77 / 1-170	Floating Rate Super Senior	AAA / Aaa / AAA
I-A2	$58,546,000	2.39 / 2.55	1-77 / 1-170	Floating Rate Senior Mezz	AAA / Aaa / AAA
II-A1	$138,612,000	2.39 / 2.55	1-77 / 1-169	Floating Rate Senior	AAA / Aaa / AAA
M-1	$27,293,000	4.62 / 5.06	42-77 / 42-145	Floating Rate Subordinate	AA+ / Aa1 / AA+
M-2	$18,289,000	4.56 / 4.99	40-77 / 40-138	Floating Rate Subordinate	AA / Aa1 / AA+
M-3	$16,038,000	4.53 / 4.94	39-77 / 39-132	Floating Rate Subordinate	AA- / Aa2 / AA
M-4	$9,567,000	4.51 / 4.90	39-77 / 39-125	Floating Rate Subordinate	A+ / Aa3 / AA
M-5	$11,255,000	4.50 / 4.87	38-77 / 39-121	Floating Rate Subordinate	A / A2 / A+
M-6	$9,848,000	4.49 / 4.83	38-77 / 38-114	Floating Rate Subordinate	A- / A3 / A-
M-7	$7,316,000	4.49 / 4.79	38-77 / 38-108	Floating Rate Subordinate	BBB+ / Baa1 / A-
M-8	$7,316,000	Not Marketed Hereby		Floating Rate Subordinate	BBB / Baa2 / BBB+
M-9	$5,627,000	Not Marketed Hereby		Floating Rate Subordinate	BBB- / Baa3 / BBB
B-1[4]	$5,627,000	Not Marketed Hereby		Floating Rate Subordinate	BB+ / Ba1 / BBB-
B-2[4]	$5,627,000	Not Marketed Hereby		Floating Rate Subordinate	BB / Ba2 / BB
Total	$555,145,000				

(1) *The Class I-A1 and Class I-A2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class I-A1,Class I-A2, Class II-A1, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates are priced to the Clean-up Call Date and the Class M-9, Class B-1 and Class B-2 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

(4) *The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor:	Financial Asset Securities Corp.
Servicer:	Litton Loan Servicing LP.
Lead Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")
Co-Underwriter:	Sandler O'Neill & Partners LP.
Trustee:	Deutsche Bank National Trust Company.
Originator:	Finance America, LLC
Certificates:	The Class I-A1 and Class I-A2 Certificates (the "***Group I Certificates***"), the Class II-A1 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B-1 and Class B-2 Certificates (together, with the Class M Certificates the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1 and Class B-2 Certificates are expected to be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on November 1, 2004.
Expected Closing Date:	On or about November 30, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in December 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates (other than the Class B-2 Certificates) are expected to be ERISA eligible.

SMMEA Eligibility: The Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Optional Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-up Call Date***").

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $562,742,038 consisting of primarily first and second lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Cut-off Date, the "***Group I Mortgage Loans***" consisted primarily of first and second lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $381,904,765. Approximately 13.79% of the Group I Mortgage Loans have fixed rates and approximately 86.21% of the Group I Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three, or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Cut-off Date, the "***Group II Mortgage Loans***" consisted primarily of first and second lien, fixed rate and hybrid adjustable rate, non-conforming mortgage loans with an aggregate principal balance of approximately $180,837,273. Approximately 12.31% of the Group II Mortgage Loans have fixed rates and approximately 87.69% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

On the Closing Date, up to 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.

Pass-Through Rate: The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:	The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.
Base Rate:	The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.
Net WAC Rate:	The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.
Maximum Cap:	The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Net WAC Rate Carryover Amount:	If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from December 2004 to September 2007. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Senior Certificates, Subordinate Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, 1.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and
(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
  (a) 2.70% of the current principal balance of the Mortgage Loans;
  (b) 0.50% of the initial principal balance of the Mortgage Loans (the "***OC Floor***"), and
(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in December 2007 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 46.70%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	23.35%	46.70%
M-1	18.50%	37.00%
M-2	15.25%	30.50%
M-3	12.40%	24.80%
M-4	10.70%	21.40%
M-5	8.70%	17.40%
M-6	6.95%	13.90%
M-7	5.65%	11.30%
M-8	4.35%	8.70%
M-9	3.35%	6.70%
B-1	2.35%	4.70%
B-2	1.35%	2.70%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds 34.00% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
December 2007 – November 2008	3.50% for the first month plus an additional 1/12th of 1.25% for each month thereafter
December 2008 – November 2009	4.75% for the first month plus an additional 1/12th of 1.25% for each month thereafter
December 2009 – November 2010	6.00% for the first month plus an additional 1/12th of 0.75% for each month thereafter
December 2010 and thereafter	6.75%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates, eleventh to the Class M-1 Certificates, and twelfth any losses allocable to the Group I Certificates will be allocated to the Class I-A2 Certificates.

Realized Losses will not be allocated to any of the Class A Certificates (except for the Class I-A2 Certificates to the limited extent described above).

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the Class M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth monthly interest to the Class B-1 Certificates, and thirteenth monthly interest to the Class B-2 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the Class M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class B-1 Certificates and twelfth, monthly principal to the Class B-2 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates and then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed as follows:

x) If for any Distribution Date prior to December 2007 the cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is less than 3.50%, or if a Trigger Event is not in effect:

To the Class I-A1 and Class I-A2 Certificates, *pro-rata*, based off current certificate principal balances until their certificate principal balances are paid to zero

y) If for any Distribution Date prior to December 2007 the cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is greater than 3.50%, or if a Trigger Event is in effect:

1) First, to the Class I-A1 Certificates until its certificate principal balance is reduced to zero, and
2) Second, to the Class I-A2 Certificates until its certificate principal balance is reduced to zero.

Principal allocated to the Group II Certificates will be distributed to the Class II-A1 Certificates until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-9 Certificates, tenth, to the Class B-1 Certificates and eleventh, to the Class B-2 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 46.70% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 37.00% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 30.50% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 24.80% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 21.40% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 17.40% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 13.90% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 11.30% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 8.70% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 6.70% credit enhancement, eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 4.70% credit enhancement and twelfth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 2.70% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	555,145,000	8.244550	10.000000
2	551,435,990	6.648830	10.000000
3	547,053,053	6.648810	10.000000
4	542,001,927	7.361130	10.000000
5	536,290,793	6.648680	10.000000
6	529,930,304	6.870180	10.000000
7	522,933,588	6.648420	10.000000
8	515,316,221	6.869850	10.000000
9	507,096,207	6.648020	10.000000
10	498,293,920	6.647780	10.000000
11	488,933,592	6.869070	10.000000
12	479,121,037	6.647200	10.000000
13	468,911,694	6.868610	10.000000
14	458,328,544	6.647020	10.000000
15	447,396,127	6.647130	10.000000
16	436,140,436	7.359600	10.000000
17	424,588,798	6.647780	10.000000
18	412,769,750	6.869940	10.000000
19	400,712,896	6.649020	10.000000
20	388,448,767	6.871540	10.000000
21	376,008,666	6.650900	10.000000
22	363,424,510	6.652090	10.000000
23	350,728,666	9.337460	10.000000
24	338,569,244	9.045130	10.000000
25	326,828,863	9.343390	10.000000
26	315,492,339	9.038810	10.000000
27	304,545,640	9.035610	10.000000
28	N/A	N/A	N/A
29	283,768,026	9.814230	10.000000
30	N/A	N/A	N/A
31	264,434,225	9.808470	10.000000
32	N/A	N/A	N/A
33	246,402,397	9.798570	10.000000
34	237,846,746	9.793550	10.000000
35 and thereafter	-	0.000000	0.000000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (%) [1]	Period	Effective Net WAC Cap Schedule (%) [1]
1	8.24	31	10.00
2	10.00	32	10.13
3	10.00	33	10.00
4	10.00	34	10.00
5	10.00	35	10.95
6	10.00	36	10.61
7	10.00	37	10.96
8	10.00	38	10.60
9	10.00	39	10.59
10	10.00	40	11.31
11	10.00	41	11.35
12	10.00	42	11.73
13	10.00	43	11.34
14	10.00	44	11.71
15	10.00	45	11.32
16	10.00	46	11.31
17	10.00	47	11.69
18	10.00	48	11.31
19	10.00	49	11.68
20	10.00	50	11.29
21	10.00	51	11.28
22	10.00	52	12.48
23	10.00	53	11.27
24	10.00	54	11.64
25	10.00	55	11.26
26	10.00	56	11.62
27	10.00	57	11.24
28	10.00	58	11.23
29	10.00	59	11.61
30	10.14	60	11.26

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that after the first Distribution Date the rate for all indices is equal 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (%) (1)	Period	Effective Net WAC Cap Schedule (%) (1)
61	11.62	70	11.17
62	11.24	71	11.53
63	11.23	72	11.16
64	12.42	73	11.52
65	11.21	74	11.14
66	11.59	75	11.12
67	11.20	76	12.30
68	11.56	77	11.11
69	11.18		

(1) The Effective Net WAC Cap Schedule is calculated assuming that after the first Distribution Date the rate for all indices is equal 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
1	2.05000	2.35400	5.68	No	Yes
2	2.24600	2.45200	3.89	No	Yes
3	2.29200	2.52800	3.84	No	Yes
4	2.41900	2.60500	4.43	No	Yes
5	2.48600	2.67100	3.65	No	Yes
6	2.56100	2.73600	3.79	No	Yes
7	2.63200	2.79700	3.50	No	Yes
8	2.69600	2.85500	3.65	No	Yes
9	2.75200	2.91600	3.37	No	Yes
10	2.81000	2.97800	3.31	No	Yes
11	2.86900	3.04100	3.47	No	Yes
12	2.92100	3.10500	3.20	No	Yes
13	2.98100	3.17000	3.36	No	Yes
14	3.05300	3.23300	3.06	No	Yes
15	3.12200	3.29400	2.99	No	Yes
16	3.18600	3.35300	3.63	No	Yes
17	3.24500	3.40700	2.86	No	Yes
18	3.30500	3.44200	3.02	No	Yes
19	3.35800	3.45700	2.74	No	Yes
20	3.41300	3.49300	2.90	No	Yes
21	3.47100	3.53100	2.62	No	Yes
22	3.50300	3.56800	2.58	No	Yes
23	3.45500	3.61000	4.93	No	Yes
24	3.39400	3.66900	4.70	No	Yes
25	3.57100	3.74800	4.80	No	Yes
26	3.63200	3.80600	4.44	No	Yes
27	3.69200	3.86100	4.37	No	Yes
28	3.75000	3.91300	5.24	No	Yes
29	3.80600	3.96200	4.52	No	Yes
30	3.86000	4.00800	4.76	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
31	3.91000	4.05000	4.40	No	Yes
32	3.95800	4.08900	4.64	No	Yes
33	4.00200	4.12600	4.28	No	Yes
34	4.04100	4.16200	4.23	No	Yes
35	4.07700	4.19800	4.71	No	Yes
36	4.10800	4.23300	4.37	No	Yes
37	4.14000	4.26900	4.63	No	Yes
38	4.17700	4.30600	4.30	No	Yes
39	4.21400	4.34200	4.28	No	Yes
40	4.25000	4.37800	4.89	No	Yes
41	4.28600	4.41300	4.39	No	Yes
42	4.32100	4.44800	4.67	No	Yes
43	4.35500	4.48200	4.33	No	Yes
44	4.39000	4.51700	4.60	No	Yes
45	4.42400	4.55300	4.26	No	Yes
46	4.45800	4.58800	4.22	No	Yes
47	4.49100	4.62300	4.66	No	Yes
48	4.52500	4.65800	4.31	No	Yes
49	4.56100	4.69100	4.58	No	Yes
50	4.59800	4.72200	4.23	No	Yes
51	4.63300	4.75000	4.19	No	Yes
52	4.66500	4.77500	5.16	No	Yes
53	4.69400	4.79600	4.25	No	Yes
54	4.72000	4.81400	4.54	No	Yes
55	4.74300	4.82800	4.19	No	Yes
56	4.76300	4.84200	4.48	No	Yes
57	4.77900	4.85800	4.14	No	Yes
58	4.79100	4.87700	4.13	No	Yes
59	4.79900	4.90000	4.53	No	Yes
60	4.80400	4.92700	4.24	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
61	4.82200	4.95900	4.54	No	Yes
62	4.85800	4.99300	4.19	No	Yes
63	4.89300	5.02500	4.16	No	Yes
64	4.92600	5.05600	5.16	No	Yes
65	4.95800	5.08600	4.24	No	Yes
66	4.99000	5.11500	4.55	No	Yes
67	5.02000	5.14200	4.20	No	Yes
68	5.04800	5.16700	4.50	No	Yes
69	5.07600	5.19200	4.15	No	Yes
70	5.10200	5.21400	4.13	No	Yes
71	5.12600	5.23500	4.55	No	Yes
72	5.14900	5.25400	4.21	No	Yes
73	5.17000	5.27100	4.52	No	Yes
74	5.19000	5.28700	4.18	No	Yes
75	5.20800	5.30000	4.16	No	Yes
76	5.22400	5.31200	5.20	No	Yes
77	5.23800	5.32100	4.21	No	Yes
78	5.25000	5.32800	0.00	Yes	No

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Breakeven Losses

Class	M1	M2	M3	M4
Rating (S/M/F)	AA+ / Aa1 / AA+	AA / Aa1 / AA+	AA- / Aa2 / AA	A+ / Aa3 / AA
Loss Severity	30%	30%	30%	30%
Default	47.962 CDR	37.531 CDR	30.081 CDR	26.172 CDR
Collateral Loss	22.02%	19.47%	17.18%	15.77%
Loss Severity	40%	40%	40%	40%
Default	30.998 CDR	25.242 CDR	20.825 CDR	18.390 CDR
Collateral Loss	23.31%	20.56%	18.10%	16.60%
Loss Severity	50%	50%	50%	50%
Default	22.888 CDR	19.004 CDR	15.915 CDR	14.169 CDR
Collateral Loss	24.11%	21.24%	18.68%	17.12%

Class	M-5	M-6	M-7
Rating (S/M/F)	A / A2 / A+	A- / A3 / A-	BBB+ / Baa1 / A-
Loss Severity	30%	30%	30%
Default	22.046 CDR	18.747 CDR	16.431 CDR
Collateral Loss	14.11%	12.62%	11.48%
Loss Severity	40%	40%	40%
Default	15.74 CDR	13.557 CDR	11.989 CDR
Collateral Loss	14.82%	13.24%	12.03%
Loss Severity	50%	50%	50%
Default	12.232 CDR	10.613 CDR	9.427 CDR
Collateral Loss	15.28%	13.64%	12.37%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Delinquency trigger is failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	3.28	2.78	2.39	2.07	1.85
MDUR (yr)	3.05	2.61	2.26	1.98	1.77
First Prin Pay	1	1	1	1	1
Last Prin Pay	109	90	77	67	61

Class I-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	3.51	2.97	2.55	2.22	1.97
MDUR (yr)	3.22	2.76	2.40	2.10	1.88
First Prin Pay	1	1	1	1	1
Last Prin Pay	232	195	170	150	133

Class I-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	3.28	2.78	2.39	2.07	1.85
MDUR (yr)	3.05	2.61	2.26	1.98	1.77
First Prin Pay	1	1	1	1	1
Last Prin Pay	109	90	77	67	61

Class I-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	3.51	2.97	2.55	2.22	1.97
MDUR (yr)	3.22	2.76	2.40	2.10	1.88
First Prin Pay	1	1	1	1	1
Last Prin Pay	232	195	170	150	133

Weighted Average Life Tables

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	3.28	2.78	2.39	2.07	1.85
MDUR (yr)	3.05	2.61	2.27	1.98	1.77
First Prin Pay	1	1	1	1	1
Last Prin Pay	109	90	77	67	61

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	3.50	2.97	2.55	2.22	1.97
MDUR (yr)	3.22	2.76	2.40	2.10	1.88
First Prin Pay	1	1	1	1	1
Last Prin Pay	225	188	169	150	132

Weighted Average Life Tables

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.13	5.15	4.62	4.44	4.52
MDUR (yr)	5.56	4.74	4.29	4.14	4.22
First Prin Pay	39	38	42	45	48
Last Prin Pay	109	90	77	67	61

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.74	5.68	5.06	4.83	4.86
MDUR (yr)	6.01	5.15	4.64	4.46	4.50
First Prin Pay	39	38	42	45	48
Last Prin Pay	201	170	145	128	114

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.13	5.14	4.56	4.27	4.19
MDUR (yr)	5.53	4.70	4.22	3.97	3.90
First Prin Pay	39	38	40	43	45
Last Prin Pay	109	90	77	67	61

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.72	5.65	4.99	4.64	4.51
MDUR (yr)	5.96	5.10	4.56	4.28	4.17
First Prin Pay	39	38	40	43	45
Last Prin Pay	190	162	138	121	108

Weighted Average Life Tables

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.13	5.14	4.53	4.18	4.04
MDUR (yr)	5.52	4.70	4.18	3.89	3.77
First Prin Pay	39	38	39	41	42
Last Prin Pay	109	90	77	67	61

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.71	5.63	4.94	4.54	4.35
MDUR (yr)	5.94	5.07	4.51	4.18	4.03
First Prin Pay	39	38	39	41	42
Last Prin Pay	182	155	132	116	103

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.13	5.13	4.51	4.14	3.96
MDUR (yr)	5.45	4.64	4.13	3.81	3.67
First Prin Pay	39	37	39	40	41
Last Prin Pay	109	90	77	67	61

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.69	5.60	4.90	4.48	4.26
MDUR (yr)	5.84	4.99	4.43	4.09	3.91
First Prin Pay	39	37	39	40	41
Last Prin Pay	177	148	125	110	98

Weighted Average Life Tables

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.13	5.13	4.50	4.11	3.91
MDUR (yr)	5.43	4.62	4.11	3.78	3.61
First Prin Pay	39	37	38	39	40
Last Prin Pay	109	90	77	67	61

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.66	5.57	4.87	4.44	4.19
MDUR (yr)	5.80	4.95	4.39	4.04	3.84
First Prin Pay	39	37	38	39	40
Last Prin Pay	171	142	121	106	94

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.13	5.13	4.49	4.09	3.87
MDUR (yr)	5.40	4.60	4.08	3.74	3.56
First Prin Pay	39	37	38	39	39
Last Prin Pay	109	90	77	67	61

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.62	5.54	4.83	4.38	4.13
MDUR (yr)	5.73	4.90	4.34	3.98	3.77
First Prin Pay	39	37	38	39	39
Last Prin Pay	162	135	114	100	89

Weighted Average Life Tables

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.13	5.13	4.49	4.06	3.85
MDUR (yr)	5.32	4.54	4.03	3.68	3.51
First Prin Pay	39	37	38	38	39
Last Prin Pay	109	90	77	67	61

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.56	5.49	4.79	4.32	4.07
MDUR (yr)	5.61	4.80	4.26	3.89	3.69
First Prin Pay	39	37	38	38	39
Last Prin Pay	153	127	108	94	84

Mortgage Loans
As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$562,742,038	$24,888	$973,276
Average Scheduled Principal Balance	$171,359		
Number of Mortgage Loans	3,284		
Weighted Average Gross Coupon	7.374%	5.250%	11.870%
Weighted Average FICO Score	611	500	806
Weighted Average Combined Original LTV	81.37%	13.94%	100.00%
Weighted Average Original Term	353 months	180 months	360 months
Weighted Average Stated Remaining Term	351 months	177 months	359 months
Weighted Average Seasoning	2 months	1 months	4 months
Weighted Average Gross Margin	6.206%	3.250%	7.000%
Weighted Average Minimum Interest Rate	7.262%	5.250%	11.240%
Weighted Average Maximum Interest Rate	13.262%	11.250%	17.240%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	23 months	20 months	59 months
Maturity Date		Aug 1 2019	Oct 1 2034
Maximum Zip Code Concentration	0.48%	94015	

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	396	15,060,836.81	2.68%	9.425	290	86.46	617
50,000.01 - 100,000.00	748	56,461,287.38	10.03%	8.318	330	81.39	611
100,000.01 - 150,000.00	799	100,223,100.42	17.81%	7.534	347	81.84	612
150,000.01 - 200,000.00	448	77,257,037.21	13.73%	7.233	357	79.70	601
200,000.01 - 250,000.00	254	56,527,207.19	10.04%	7.277	358	80.67	614
250,000.01 - 300,000.00	175	47,763,762.59	8.49%	7.225	358	80.58	606
300,000.01 - 350,000.00	115	37,499,732.24	6.66%	7.094	359	80.77	608
350,000.01 - 400,000.00	99	36,981,123.66	6.57%	7.051	358	81.68	628
400,000.01 - 450,000.00	58	24,566,346.02	4.37%	7.016	358	83.64	627
450,000.01 - 500,000.00	55	25,982,350.98	4.62%	6.912	358	82.62	614
500,000.01 - 550,000.00	31	16,125,893.80	2.87%	6.851	358	82.19	616
550,000.01 - 600,000.00	41	23,636,403.27	4.20%	6.733	358	82.30	611
600,000.01 - 650,000.00	28	17,757,598.10	3.16%	6.876	358	83.28	616
650,000.01 - 700,000.00	14	9,611,733.91	1.71%	7.145	358	80.82	602
700,000.01 - 750,000.00	21	15,457,518.20	2.75%	7.503	358	78.45	591
850,000.01 - 900,000.00	1	856,829.74	0.15%	7.240	359	70.00	627
950,000.01 - 1,000,000.00	1	973,276.48	0.17%	6.630	358	75.00	602
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	9	2,082,933.92	0.37%	5.327	359	74.11	583
5.500 - 5.999	110	27,505,910.83	4.89%	5.871	358	79.21	622
6.000 - 6.499	298	71,102,041.97	12.63%	6.318	358	78.33	608
6.500 - 6.999	670	154,809,888.36	27.51%	6.797	358	80.08	616
7.000 - 7.499	494	102,774,228.89	18.26%	7.289	357	81.89	615
7.500 - 7.999	556	95,124,083.51	16.90%	7.783	356	81.55	603
8.000 - 8.499	270	35,671,994.25	6.34%	8.293	354	81.44	600
8.500 - 8.999	311	33,159,957.35	5.89%	8.799	338	84.72	609
9.000 - 9.499	135	11,963,684.95	2.13%	9.275	347	82.75	594
9.500 - 9.999	239	18,537,167.12	3.29%	9.785	282	90.49	625
10.000 -10.499	42	2,336,903.10	0.42%	10.315	313	85.94	606
10.500 -10.999	133	6,975,402.29	1.24%	10.621	214	96.34	622
11.000 -11.499	14	526,546.01	0.09%	11.249	294	86.59	582
11.500 -11.999	3	171,295.45	0.03%	11.744	281	89.72	653
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	187	32,787,345.76	5.83%	7.517	357	71.81	515
525-549	330	58,847,858.31	10.46%	7.413	356	73.70	538
550-574	406	73,059,636.97	12.98%	7.372	357	76.85	563
575-599	455	75,960,968.13	13.50%	7.429	356	80.19	586
600-624	620	101,748,190.31	18.08%	7.333	351	83.68	612
625-649	449	81,189,915.36	14.43%	7.235	352	84.80	636
650-674	358	58,040,675.14	10.31%	7.442	345	85.60	661
675-699	222	33,996,154.71	6.04%	7.399	340	86.11	686
700+	255	46,942,161.99	8.34%	7.363	342	86.97	728
None	2	169,131.32	0.03%	8.395	358	86.88	0
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	74	8,951,116.37	1.59%	7.267	338	39.73	580
50.00- 54.99	46	7,808,696.44	1.39%	7.126	357	51.96	568
55.00- 59.99	45	7,445,371.41	1.32%	7.165	358	57.41	577
60.00- 64.99	92	19,135,984.84	3.40%	7.022	357	62.48	571
65.00- 69.99	142	24,920,384.97	4.43%	7.173	356	67.29	578
70.00- 74.99	183	35,239,015.68	6.26%	6.902	356	72.34	583
75.00- 79.99	403	73,266,868.61	13.02%	7.163	357	77.03	575
80.00	678	123,260,396.80	21.90%	7.161	358	80.00	613
80.01- 84.99	99	20,371,614.71	3.62%	7.143	358	83.74	608
85.00- 89.99	402	67,405,231.33	11.98%	7.593	357	86.19	609
90.00- 94.99	646	119,468,014.37	21.23%	7.573	358	90.39	642
95.00- 99.99	185	38,165,232.42	6.78%	7.313	353	95.10	647
100.00	289	17,304,110.05	3.07%	9.861	182	100.00	668
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	357	22,066,541.85	3.92%	9.567	179	93.97	653
360	2,927	540,675,496.15	96.08%	7.285	358	80.85	609
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	357	22,066,541.85	3.92%	9.567	179	93.97	653
301-360	2,927	540,675,496.15	96.08%	7.285	358	80.85	609
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	243	36,605,576.44	6.50%	7.563	350	82.01	619
20.01 -25.00	264	39,583,457.34	7.03%	7.492	353	80.88	616
25.01 -30.00	360	55,574,278.15	9.88%	7.455	353	79.89	604
30.01 -35.00	562	93,140,577.10	16.55%	7.359	350	81.00	616
35.01 -40.00	699	129,014,946.79	22.93%	7.320	351	82.44	614
40.01 -45.00	725	135,477,496.15	24.07%	7.350	349	81.90	613
45.01 -50.00	324	51,950,923.24	9.23%	7.335	355	81.51	605
50.01 -55.00	107	21,394,782.79	3.80%	7.256	358	76.44	571
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,573	487,807,502.69	86.68%	7.261	358	81.30	608
Fixed Rate	711	74,934,535.31	13.32%	8.110	305	81.84	631
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 LIBOR	2,422	448,727,791.74	79.74%	7.295	358	81.15	605
2/28 LIBOR IO	56	18,144,270.19	3.22%	6.566	358	84.99	672
3/27 LIBOR	53	9,613,552.94	1.71%	7.262	358	80.72	596
5/25 LIBOR	42	11,321,887.82	2.01%	7.044	359	81.62	620
FIXED RATE 15 YR	74	4,915,693.67	0.87%	8.440	178	73.11	598
FIXED RATE 30 YR	354	52,867,993.46	9.39%	7.501	358	76.78	621
FIXED RATE BALLOON	283	17,150,848.18	3.05%	9.890	179	99.94	669
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	56	18,144,270.19	3.22%	6.566	358	84.99	672

Not Interest Only	3,228	544,597,767.81	96.78%	7.401	351	81.25	609
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	773	129,997,195.86	23.10%	7.652	349	81.10	610
Prepay Penalty: 6 months	10	1,211,340.43	0.22%	7.806	359	88.61	593
Prepay Penalty: 12 months	87	22,563,824.08	4.01%	7.402	357	81.48	625
Prepay Penalty: 24 months	2,085	357,810,409.54	63.58%	7.287	352	81.98	610
Prepay Penalty: 30 months	2	267,752.65	0.05%	8.108	358	88.90	625
Prepay Penalty: 36 months	327	50,891,515.44	9.04%	7.253	351	77.47	616
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1	2,977	544,828,654.25	96.82%	7.291	357	80.76	609
2	307	17,913,383.75	3.18%	9.905	179	99.94	668
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	217	51,668,918.11	9.18%	7.254	339	85.24	646
Full Documentation	2,156	323,400,827.20	57.47%	7.340	351	81.89	602
Stated Documentation	911	187,672,292.69	33.35%	7.466	355	79.41	618
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,520	303,392,583.93	53.91%	7.178	355	77.77	591
Purchase	1,559	225,485,632.32	40.07%	7.656	345	86.14	639
Rate/Term Refinance	205	33,863,821.75	6.02%	7.259	355	81.86	603
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	207	33,173,183.06	5.89%	7.289	351	82.42	617
PUD	364	73,693,968.96	13.10%	7.290	352	81.35	605
Single Family	2,406	388,399,654.71	69.02%	7.384	350	81.12	606
Two-Four Family	307	67,475,231.27	11.99%	7.452	356	82.31	642
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	503	80,609,271.44	14.32%	7.699	358	81.99	645
Primary	2,764	477,226,039.22	84.80%	7.320	350	81.22	605
Second Home	17	4,906,727.34	0.87%	7.241	358	85.32	654
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	34	2,647,018.19	0.47%	8.294	353	86.00	614
Arizona	227	29,715,257.90	5.28%	7.351	349	81.51	612
Arkansas	10	726,951.64	0.13%	7.990	359	89.07	642
California	648	170,922,285.63	30.37%	7.064	346	81.00	614
Colorado	109	19,251,311.94	3.42%	7.230	350	82.70	609
Connecticut	42	7,638,383.94	1.36%	7.324	356	79.91	630
Delaware	5	1,231,681.62	0.22%	7.409	345	61.34	585
District of Columbia	30	6,537,966.59	1.16%	7.424	357	78.87	614
Florida	226	36,867,145.05	6.55%	7.443	354	81.74	609
Georgia	71	9,808,908.84	1.74%	7.802	350	83.23	606
Hawaii	34	9,359,374.06	1.66%	7.247	350	83.35	637
Idaho	12	1,105,887.46	0.20%	7.806	358	82.85	595
Illinois	250	47,618,655.06	8.46%	7.462	356	82.68	622
Indiana	54	4,473,304.67	0.79%	7.670	355	83.65	603
Iowa	18	942,571.50	0.17%	9.183	348	82.78	598
Kansas	11	1,452,608.95	0.26%	7.753	358	88.81	591
Kentucky	7	603,494.68	0.11%	8.249	359	83.53	576
Louisiana	7	583,356.52	0.10%	7.839	350	79.58	584
Maine	5	709,705.11	0.13%	7.797	358	69.82	612
Maryland	69	12,546,052.36	2.23%	7.610	357	79.88	588
Massachusetts	37	10,335,046.19	1.84%	7.074	355	82.51	627
Michigan	141	15,423,556.03	2.74%	7.786	358	82.53	606
Minnesota	11	2,589,922.88	0.46%	7.210	358	88.28	619
Mississippi	61	4,018,124.93	0.71%	8.945	350	85.16	601
Missouri	75	6,302,083.10	1.12%	8.364	355	84.39	604
Montana	11	2,089,268.32	0.37%	7.162	356	84.96	691
Nebraska	4	149,904.92	0.03%	9.417	329	84.59	563
Nevada	59	12,565,847.89	2.23%	7.151	356	79.20	606
New Hampshire	4	403,326.53	0.07%	7.706	338	85.18	610
New Jersey	105	23,242,575.91	4.13%	7.330	357	77.03	593
New Mexico	8	960,496.46	0.17%	7.475	338	85.46	643
New York	29	8,733,792.93	1.55%	7.337	358	83.64	633
North Carolina	27	4,916,436.35	0.87%	7.644	357	83.04	603
North Dakota	1	65,515.88	0.01%	8.240	358	80.00	579
Ohio	77	7,217,151.19	1.28%	7.961	355	84.90	627
Oklahoma	46	4,031,978.05	0.72%	8.295	356	83.51	597
Oregon	38	6,338,345.79	1.13%	7.068	354	83.14	621
Pennsylvania	125	13,833,959.52	2.46%	7.296	352	81.56	604
Rhode Island	4	723,166.85	0.13%	7.724	344	79.66	583
South Carolina	5	899,316.24	0.16%	8.022	351	89.81	632
Tennessee	28	2,184,246.73	0.39%	8.072	348	86.07	599
Texas	306	38,379,045.26	6.82%	7.818	348	80.58	601
Utah	53	6,711,980.60	1.19%	7.341	352	82.01	617
Virginia	72	15,071,230.98	2.68%	7.257	357	76.60	584
Washington	60	8,281,094.18	1.47%	7.228	352	80.41	608
West Virginia	5	366,652.56	0.07%	8.512	358	83.77	576
Wisconsin	20	1,913,030.95	0.34%	8.124	355	82.58	628
Wyoming	3	253,019.07	0.04%	7.843	341	86.53	586
Total	**3,284**	**562,742,038.00**	**100.00%**	**7.374**	**351**	**81.37**	**611**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000 - 3.499	1	265,600.00	0.05%	6.570	358	80.00	668
5.000 - 5.499	8	1,149,948.03	0.24%	6.767	358	81.04	628
5.500 - 5.999	294	52,977,218.30	10.86%	6.726	358	76.60	648
6.000 - 6.499	1,505	299,533,277.53	61.40%	7.103	358	80.33	604
6.500 - 6.999	701	121,983,286.50	25.01%	7.754	358	85.59	603
7.000 - 7.499	64	11,898,172.33	2.44%	8.642	358	82.52	595
Total	**2,573**	**487,807,502.69**	**100.00%**	**7.261**	**358**	**81.30**	**608**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	9	2,082,933.92	0.43%	5.327	359	74.11	583
5.500 - 5.999	110	27,505,910.83	5.64%	5.871	358	79.21	622
6.000 - 6.499	263	63,981,293.01	13.12%	6.316	358	79.13	606
6.500 - 6.999	588	137,898,160.32	28.27%	6.794	358	80.57	613
7.000 - 7.499	449	94,846,807.85	19.44%	7.286	358	82.48	616
7.500 - 7.999	484	84,456,989.64	17.31%	7.789	359	81.86	600
8.000 - 8.499	221	30,106,876.38	6.17%	8.299	358	82.31	599
8.500 - 8.999	226	26,310,341.10	5.39%	8.779	358	84.11	599
9.000 - 9.499	98	9,398,360.41	1.93%	9.270	359	82.64	587
9.500 - 9.999	92	9,110,149.75	1.87%	9.788	358	84.37	594
10.000 -10.499	14	1,025,417.31	0.21%	10.328	359	82.43	567
10.500 -10.999	14	866,925.20	0.18%	10.749	359	86.58	587
11.000 -11.499	5	217,336.97	0.04%	11.220	358	80.43	559
Total	**2,573**	**487,807,502.69**	**100.00%**	**7.261**	**358**	**81.30**	**608**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	9	2,082,933.92	0.43%	5.327	359	74.11	583
11.500 -11.999	110	27,505,910.83	5.64%	5.871	358	79.21	622
12.000 -12.499	263	63,981,293.01	13.12%	6.316	358	79.13	606
12.500 -12.999	588	137,898,160.32	28.27%	6.794	358	80.57	613
13.000 -13.499	449	94,846,807.85	19.44%	7.286	358	82.48	616
13.500 -13.999	484	84,456,989.64	17.31%	7.789	359	81.86	600
14.000 -14.499	221	30,106,876.38	6.17%	8.299	358	82.31	599
14.500 -14.999	226	26,310,341.10	5.39%	8.779	358	84.11	599
15.000 -15.499	98	9,398,360.41	1.93%	9.270	359	82.64	587
15.500 -15.999	92	9,110,149.75	1.87%	9.788	358	84.37	594
16.000 -16.499	14	1,025,417.31	0.21%	10.328	359	82.43	567
16.500 -16.999	14	866,925.20	0.18%	10.749	359	86.58	587
17.000 -17.499	5	217,336.97	0.04%	11.220	358	80.43	559
Total	**2,573**	**487,807,502.69**	**100.00%**	**7.261**	**358**	**81.30**	**608**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	2,573	487,807,502.69	100.00 %	7.261	358	81.30	608
Total	**2,573**	**487,807,502.69**	**100.00%**	**7.261**	**358**	**81.30**	**608**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	2,573	487,807,502.69	100.00 %	7.261	358	81.30	608
Total	**2,573**	**487,807,502.69**	**100.00%**	**7.261**	**358**	**81.30**	**608**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	16	2,677,698.10	0.55%	6.645	356	80.48	608
08/01/06	225	45,862,874.33	9.40%	7.031	357	84.91	612
09/01/06	973	183,602,444.78	37.64%	7.290	358	81.73	613
10/01/06	1,264	234,729,044.72	48.12%	7.301	359	80.27	604
08/01/07	5	729,065.58	0.15%	7.592	357	88.82	607
09/01/07	22	4,494,566.07	0.92%	7.534	358	83.33	592
10/01/07	26	4,389,921.29	0.90%	6.928	359	76.71	598
08/01/09	1	404,945.41	0.08%	6.750	357	74.50	702
09/01/09	13	3,261,976.51	0.67%	7.067	358	80.27	606
10/01/09	28	7,654,965.90	1.57%	7.050	359	82.56	622
Total	**2,573**	**487,807,502.69**	**100.00%**	**7.261**	**358**	**81.30**	**608**

Group I Mortgage Loans
As of the Statistical Calculation Date

		Minimum	Maximum
Scheduled Principal Balance	$381,904,765	$24,888	$508,072
Average Scheduled Principal Balance	$138,171		
Number of Mortgage Loans	2,764		
Weighted Average Gross Coupon	7.476%	5.250%	11.870%
Weighted Average FICO Score	610	500	806
Weighted Average Combined Original LTV	80.83%	13.94%	100.00%
Weighted Average Original Term	355 months	180 months	360 months
Weighted Average Stated Remaining Term	353 months	177 months	359 months
Weighted Average Seasoning	2 months	1 months	4 months
Weighted Average Gross Margin	6.216%	3.250%	7.000%
Weighted Average Minimum Interest Rate	7.401%	5.250%	11.240%
Weighted Average Maximum Interest Rate	13.401%	11.250%	17.240%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	23 months	20 months	59 months
Maturity Date		Aug 1 2019	Oct 1 2034
Maximum Zip Code Concentration	0.50%	94509	

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	345	13,434,283.11	3.52%	9.334	299	85.18	618
50,000.01 - 100,000.00	674	50,624,299.98	13.26%	8.180	344	79.74	606
100,000.01 - 150,000.00	753	94,471,720.02	24.74%	7.401	356	80.86	608
150,000.01 - 200,000.00	442	76,248,364.29	19.97%	7.231	357	79.62	601
200,000.01 - 250,000.00	252	56,103,142.31	14.69%	7.282	358	80.73	613
250,000.01 - 300,000.00	174	47,467,018.80	12.43%	7.228	358	80.52	606
300,000.01 - 350,000.00	80	25,520,361.37	6.68%	7.191	359	81.74	618
350,000.01 - 400,000.00	21	7,788,188.61	2.04%	7.316	358	86.43	667
400,000.01 - 450,000.00	13	5,451,937.92	1.43%	7.246	358	84.43	659
450,000.01 - 500,000.00	8	3,779,527.64	0.99%	7.051	358	84.95	647
500,000.01 - 550,000.00	2	1,015,920.55	0.27%	6.603	359	85.00	641
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	8	1,470,187.57	0.38%	5.359	359	73.04	606
5.500 - 5.999	80	13,903,140.03	3.64%	5.884	359	76.69	623
6.000 - 6.499	234	41,480,433.63	10.86%	6.314	357	76.70	606
6.500 - 6.999	547	94,696,720.02	24.80%	6.810	358	79.89	617
7.000 - 7.499	425	70,754,293.89	18.53%	7.296	357	81.37	615
7.500 - 7.999	504	73,044,013.79	19.13%	7.784	356	81.00	603
8.000 - 8.499	257	29,965,421.01	7.85%	8.283	353	82.15	605
8.500 - 8.999	279	27,671,765.89	7.25%	8.787	349	83.92	603
9.000 - 9.499	128	10,511,213.91	2.75%	9.282	347	83.64	602
9.500 - 9.999	180	12,620,564.47	3.30%	9.775	316	87.01	611
10.000 -10.499	37	1,912,877.56	0.50%	10.322	330	83.92	593
10.500 -10.999	72	3,362,162.81	0.88%	10.667	252	92.53	618
11.000 -11.499	11	413,928.60	0.11%	11.224	325	82.94	580
11.500 -11.999	2	98,041.42	0.03%	11.830	358	82.62	567
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	165	22,840,121.95	5.98%	7.587	357	71.86	515
525-549	290	41,166,009.11	10.78%	7.498	355	74.04	538
550-574	354	48,478,913.93	12.69%	7.603	356	77.04	562
575-599	398	52,607,965.16	13.78%	7.629	355	79.78	585
600-624	494	68,523,670.15	17.94%	7.350	357	82.60	612
625-649	375	51,394,982.51	13.46%	7.338	352	83.92	636
650-674	309	43,557,982.62	11.41%	7.492	349	84.84	661
675-699	184	24,933,382.34	6.53%	7.410	349	85.37	685
700+	193	28,232,605.51	7.39%	7.432	349	86.34	727
None	2	169,131.32	0.04%	8.395	358	86.88	0
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	72	7,868,152.14	2.06%	7.220	335	39.88	582
50.00- 54.99	42	6,375,277.38	1.67%	7.153	356	52.03	573
55.00- 59.99	43	6,339,019.10	1.66%	7.105	358	57.40	568
60.00- 64.99	74	10,888,506.73	2.85%	7.133	356	62.69	573
65.00- 69.99	120	16,127,853.70	4.22%	7.301	355	67.14	583
70.00- 74.99	154	22,042,333.66	5.77%	7.124	355	72.46	584
75.00- 79.99	356	49,546,400.69	12.97%	7.280	356	77.25	577
80.00	603	90,194,055.37	23.62%	7.240	358	80.00	612
80.01- 84.99	85	13,848,318.84	3.63%	7.200	358	83.57	608
85.00- 89.99	359	49,370,704.71	12.93%	7.751	357	86.23	607
90.00- 94.99	565	80,739,300.44	21.14%	7.798	357	90.35	643
95.00- 99.99	144	22,640,420.51	5.93%	7.539	354	95.08	647
100.00	147	5,924,421.33	1.55%	9.906	179	100.00	671
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	207	10,404,682.55	2.72%	9.211	179	87.58	639
360	2,557	371,500,082.05	97.28%	7.427	358	80.64	610
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	207	10,404,682.55	2.72%	9.211	179	87.58	639
301-360	2,557	371,500,082.05	97.28%	7.427	358	80.64	610
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	212	24,692,969.98	6.47%	7.691	353	81.20	623
20.01 -25.00	236	30,957,702.57	8.11%	7.554	354	81.00	618
25.01 -30.00	320	41,564,111.97	10.88%	7.534	354	80.98	606
30.01 -35.00	479	63,653,176.66	16.67%	7.482	351	80.56	616
35.01 -40.00	562	81,963,353.90	21.46%	7.460	353	81.88	613
40.01 -45.00	569	84,572,033.85	22.14%	7.388	354	80.46	608
45.01 -50.00	295	40,543,887.05	10.62%	7.435	355	80.79	601
50.01 -55.00	91	13,957,528.62	3.65%	7.457	358	76.80	584
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,230	329,232,075.32	86.21%	7.399	358	81.07	609
Fixed Rate	534	52,672,689.28	13.79%	7.955	323	79.32	622
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 LIBOR	2,118	308,665,968.13	80.82%	7.417	358	81.12	607
2/28 LIBOR IO	32	6,983,520.19	1.83%	6.699	358	82.51	673
3/27 LIBOR	48	7,458,920.00	1.95%	7.402	358	78.74	594
5/25 LIBOR	32	6,123,667.00	1.60%	7.297	359	80.01	626
FIXED RATE 15 YR	62	4,497,460.03	1.18%	8.292	178	71.33	597
FIXED RATE 30 YR	327	42,268,006.73	11.07%	7.646	358	77.29	617
FIXED RATE BALLOON	145	5,907,222.52	1.55%	9.911	179	99.95	671
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	32	6,983,520.19	1.83%	6.699	358	82.51	673

Not Interest Only	2,732	374,921,244.41	98.17%	7.490	353	80.80	609
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	648	92,320,898.48	24.17%	7.722	351	79.98	607
Prepay Penalty: 6 months	9	1,059,453.24	0.28%	7.850	359	87.70	588
Prepay Penalty: 12 months	67	13,412,456.44	3.51%	7.536	358	82.10	634
Prepay Penalty: 24 months	1,735	234,224,081.09	61.33%	7.387	355	81.56	609
Prepay Penalty: 30 months	2	267,752.65	0.07%	8.108	358	88.90	625
Prepay Penalty: 36 months	303	40,620,122.70	10.64%	7.392	349	77.90	615
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1	2,606	375,562,495.30	98.34%	7.434	356	80.51	609
2	158	6,342,269.30	1.66%	9.920	179	99.96	671
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	117	19,291,204.11	5.05%	7.308	347	85.13	636
Full Documentation	1,897	239,921,133.74	62.82%	7.406	353	81.05	602
Stated Documentation	750	122,692,426.75	32.13%	7.638	356	79.72	624
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,274	194,686,227.24	50.98%	7.331	355	77.20	590
Purchase	1,302	160,336,730.47	41.98%	7.683	352	85.26	637
Rate/Term Refinance	188	26,881,806.89	7.04%	7.290	355	80.71	599
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	185	25,472,466.48	6.67%	7.317	352	80.83	618
PUD	286	43,779,115.02	11.46%	7.379	353	81.06	605
Single Family	2,013	259,267,596.64	67.89%	7.494	353	80.36	604
Two-Four Family	280	53,385,586.46	13.98%	7.540	356	82.94	643
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	468	63,430,950.56	16.61%	7.859	358	83.09	649
Primary	2,283	316,101,044.99	82.77%	7.399	353	80.35	602
Second Home	13	2,372,769.05	0.62%	7.500	359	83.98	657
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	34	2,647,018.19	0.69%	8.294	353	86.00	614
Arizona	205	23,546,739.57	6.17%	7.357	350	81.53	618
Arkansas	9	688,761.97	0.18%	7.921	359	89.29	645
California	380	76,594,720.73	20.06%	7.092	352	78.01	612
Colorado	92	13,765,300.07	3.60%	7.229	352	82.69	610
Connecticut	37	5,523,880.42	1.45%	7.411	356	81.05	622
Delaware	4	532,834.81	0.14%	7.958	328	80.58	592
District of Columbia	27	5,570,934.42	1.46%	7.433	358	78.23	613
Florida	202	26,705,829.47	6.99%	7.495	354	82.02	613
Georgia	63	8,135,798.61	2.13%	7.756	351	83.72	608
Hawaii	27	6,533,995.42	1.71%	6.910	353	85.07	641
Idaho	11	966,481.25	0.25%	7.779	358	83.56	595
Illinois	222	36,824,664.66	9.64%	7.516	356	82.14	620
Indiana	51	4,313,084.50	1.13%	7.661	356	83.50	603
Iowa	17	917,682.26	0.24%	9.137	352	82.32	597
Kansas	10	1,300,721.76	0.34%	7.783	358	88.09	587
Kentucky	7	603,494.68	0.16%	8.249	359	83.53	576
Louisiana	6	554,822.41	0.15%	7.702	359	78.55	583
Maine	4	572,904.44	0.15%	7.840	358	74.37	627
Maryland	61	9,691,769.84	2.54%	7.709	358	79.82	593
Massachusetts	31	7,786,885.79	2.04%	7.208	356	83.99	624
Michigan	136	14,038,556.21	3.68%	7.890	358	82.99	610
Minnesota	9	1,504,001.82	0.39%	7.496	358	85.11	598
Mississippi	60	3,975,648.73	1.04%	8.946	350	85.16	601
Missouri	73	6,213,117.94	1.63%	8.342	356	84.34	605
Montana	8	883,407.65	0.23%	7.390	359	83.42	614
Nebraska	4	149,904.92	0.04%	9.417	329	84.59	563
Nevada	50	8,997,291.79	2.36%	7.317	356	79.81	612
New Hampshire	4	403,326.53	0.11%	7.706	338	85.18	610
New Jersey	93	17,432,365.43	4.56%	7.324	356	76.21	594
New Mexico	7	854,604.15	0.22%	7.241	358	83.66	632
New York	20	4,517,392.03	1.18%	7.543	358	79.87	629
North Carolina	22	3,096,668.46	0.81%	7.907	358	82.96	606
North Dakota	1	65,515.88	0.02%	8.240	358	80.00	579
Ohio	74	6,480,492.42	1.70%	7.997	356	84.34	621
Oklahoma	44	3,609,625.76	0.95%	8.373	357	82.68	593
Oregon	35	5,342,521.83	1.40%	7.151	353	82.76	621
Pennsylvania	119	11,467,083.09	3.00%	7.432	350	81.16	605
Rhode Island	3	663,504.63	0.17%	7.474	359	77.83	581
South Carolina	4	271,154.80	0.07%	9.256	336	89.38	609
Tennessee	28	2,184,246.73	0.57%	8.072	348	86.07	599
Texas	284	31,984,396.82	8.37%	7.821	349	80.67	601
Utah	48	5,153,617.81	1.35%	7.322	352	82.14	627
Virginia	58	9,258,729.74	2.42%	7.223	357	75.69	580
Washington	54	7,142,178.92	1.87%	7.235	353	79.36	600
West Virginia	5	366,652.56	0.10%	8.512	358	83.77	576
Wisconsin	19	1,842,356.01	0.48%	8.157	355	83.19	626
Wyoming	2	228,076.67	0.06%	7.552	358	85.06	584
Total	**2,764**	**381,904,764.60**	**100.00%**	**7.476**	**353**	**80.83**	**610**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000 - 3.499	1	265,600.00	0.08%	6.570	358	80.00	668
5.000 - 5.499	8	1,149,948.03	0.35%	6.767	358	81.04	628
5.500 - 5.999	256	36,177,201.48	10.99%	6.762	359	75.43	645
6.000 - 6.499	1,277	193,271,305.31	58.70%	7.229	358	79.95	604
6.500 - 6.999	631	89,595,918.24	27.21%	7.882	358	85.27	604
7.000 - 7.499	57	8,772,102.26	2.66%	8.951	358	86.32	605
Total	**2,230**	**329,232,075.32**	**100.00%**	**7.399**	**358**	**81.07**	**609**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	8	1,470,187.57	0.45%	5.359	359	73.04	606
5.500 - 5.999	80	13,903,140.03	4.22%	5.884	359	76.69	623
6.000 - 6.499	205	36,722,976.39	11.15%	6.316	358	77.88	603
6.500 - 6.999	477	83,032,103.76	25.22%	6.809	358	80.32	615
7.000 - 7.499	384	64,894,068.34	19.71%	7.295	358	81.87	616
7.500 - 7.999	435	63,219,503.99	19.20%	7.789	358	81.21	601
8.000 - 8.499	209	24,491,047.99	7.44%	8.289	358	83.31	606
8.500 - 8.999	219	23,237,123.32	7.06%	8.782	358	84.65	601
9.000 - 9.499	94	8,131,150.50	2.47%	9.280	359	84.11	598
9.500 - 9.999	87	8,119,651.39	2.47%	9.765	358	84.00	595
10.000 -10.499	13	926,859.87	0.28%	10.350	359	82.16	570
10.500 -10.999	14	866,925.20	0.26%	10.749	359	86.58	587
11.000 -11.499	5	217,336.97	0.07%	11.220	358	80.43	559
Total	**2,230**	**329,232,075.32**	**100.00%**	**7.399**	**358**	**81.07**	**609**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	8	1,470,187.57	0.45%	5.359	359	73.04	606
11.500 -11.999	80	13,903,140.03	4.22%	5.884	359	76.69	623
12.000 -12.499	205	36,722,976.39	11.15%	6.316	358	77.88	603
12.500 -12.999	477	83,032,103.76	25.22%	6.809	358	80.32	615
13.000 -13.499	384	64,894,068.34	19.71%	7.295	358	81.87	616
13.500 -13.999	435	63,219,503.99	19.20%	7.789	358	81.21	601
14.000 -14.499	209	24,491,047.99	7.44%	8.289	358	83.31	606
14.500 -14.999	219	23,237,123.32	7.06%	8.782	358	84.65	601
15.000 -15.499	94	8,131,150.50	2.47%	9.280	359	84.11	598
15.500 -15.999	87	8,119,651.39	2.47%	9.765	358	84.00	595
16.000 -16.499	13	926,859.87	0.28%	10.350	359	82.16	570
16.500 -16.999	14	866,925.20	0.26%	10.749	359	86.58	587
17.000 -17.499	5	217,336.97	0.07%	11.220	358	80.43	559
Total	**2,230**	**329,232,075.32**	**100.00%**	**7.399**	**358**	**81.07**	**609**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	2,230	329,232,075.32	100.00 %	7.399	358	81.07	609
Total	**2,230**	**329,232,075.32**	**100.00%**	**7.399**	**358**	**81.07**	**609**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	2,230	329,232,075.32	100.00 %	7.399	358	81.07	609
Total	**2,230**	**329,232,075.32**	**100.00%**	**7.399**	**358**	**81.07**	**609**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	13	1,791,670.75	0.54%	6.890	356	81.62	630
08/01/06	195	30,293,299.51	9.20%	7.153	357	85.12	610
09/01/06	846	122,320,868.17	37.15%	7.475	358	81.31	612
10/01/06	1,096	161,243,649.89	48.98%	7.397	359	80.28	606
08/01/07	5	729,065.58	0.22%	7.592	357	88.82	607
09/01/07	18	2,800,295.28	0.85%	8.007	358	81.96	589
10/01/07	25	3,929,559.14	1.19%	6.935	359	74.57	596
08/01/09	1	404,945.41	0.12%	6.750	357	74.50	702
09/01/09	10	2,019,395.32	0.61%	7.282	358	79.57	618
10/01/09	21	3,699,326.27	1.12%	7.366	359	80.86	622
Total	**2,230**	**329,232,075.32**	**100.00%**	**7.399**	**358**	**81.07**	**609**

Group II Mortgage Loans
As of the Statistical Calculation Date

		Minimum	Maximum
Scheduled Principal Balance	$180,837,273	$24,889	$973,276
Average Scheduled Principal Balance	$347,764		
Number of Mortgage Loans	520		
Weighted Average Gross Coupon	7.159%	5.250%	11.630%
Weighted Average FICO Score	613	502	792
Weighted Average Combined Original LTV	82.51%	24.02%	100.00%
Weighted Average Original Term	348 months	180 months	360 months
Weighted Average Stated Remaining Term	347 months	177 months	359 months
Weighted Average Seasoning	2 months	1 months	4 months
Weighted Average Gross Margin	6.185%	5.750%	7.000%
Weighted Average Minimum Interest Rate	6.975%	5.250%	10.115%
Weighted Average Maximum Interest Rate	12.975%	11.250%	16.115%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	24 months	20 months	59 months
Maturity Date		Aug 1 2019	Oct 1 2034
Maximum Zip Code Concentration	1.48%	94015	

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	51	1,626,553.70	0.90%	10.171	214	97.03	614
50,000.01 - 100,000.00	74	5,836,987.40	3.23%	9.515	205	95.72	652
100,000.01 - 150,000.00	46	5,751,380.40	3.18%	9.721	190	97.99	669
150,000.01 - 200,000.00	6	1,008,672.92	0.56%	7.456	359	85.60	604
200,000.01 - 250,000.00	2	424,064.88	0.23%	6.655	359	72.43	674
250,000.01 - 300,000.00	1	296,743.79	0.16%	6.740	359	90.00	627
300,000.01 - 350,000.00	35	11,979,370.87	6.62%	6.885	358	78.70	587
350,000.01 - 400,000.00	78	29,192,935.05	16.14%	6.980	358	80.42	617
400,000.01 - 450,000.00	45	19,114,408.10	10.57%	6.950	358	83.41	618
450,000.01 - 500,000.00	47	22,202,823.34	12.28%	6.888	358	82.22	608
500,000.01 - 550,000.00	29	15,109,973.25	8.36%	6.868	358	82.01	614
550,000.01 - 600,000.00	41	23,636,403.27	13.07%	6.733	358	82.30	611
600,000.01 - 650,000.00	28	17,757,598.10	9.82%	6.876	358	83.28	616
650,000.01 - 700,000.00	14	9,611,733.91	5.32%	7.145	358	80.82	602
700,000.01 - 750,000.00	21	15,457,518.20	8.55%	7.503	358	78.45	591
850,000.01 - 900,000.00	1	856,829.74	0.47%	7.240	359	70.00	627
950,000.01 - 1,000,000.00	1	973,276.48	0.54%	6.630	358	75.00	602
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	612,746.35	0.34%	5.250	359	76.68	529
5.500 - 5.999	30	13,602,770.80	7.52%	5.858	358	81.78	621
6.000 - 6.499	64	29,621,608.34	16.38%	6.325	358	80.60	611
6.500 - 6.999	123	60,113,168.34	33.24%	6.776	358	80.39	613
7.000 - 7.499	69	32,019,935.00	17.71%	7.275	358	83.05	617
7.500 - 7.999	52	22,080,069.72	12.21%	7.780	359	83.38	600
8.000 - 8.499	13	5,706,573.24	3.16%	8.347	356	77.75	570
8.500 - 8.999	32	5,488,191.46	3.03%	8.859	279	88.74	641
9.000 - 9.499	7	1,452,471.04	0.80%	9.224	341	76.26	541
9.500 - 9.999	59	5,916,602.65	3.27%	9.806	209	97.90	654
10.000 -10.499	5	424,025.54	0.23%	10.284	238	95.04	666
10.500 -10.999	61	3,613,239.48	2.00%	10.578	179	99.89	626
11.000 -11.499	3	112,617.41	0.06%	11.340	179	100.00	593
11.500 -11.999	1	73,254.03	0.04%	11.630	177	99.23	769
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	22	9,947,223.81	5.50%	7.358	359	71.71	514
525-549	40	17,681,849.20	9.78%	7.213	359	72.93	538
550-574	52	24,580,723.04	13.59%	6.916	358	76.49	563
575-599	57	23,353,002.97	12.91%	6.980	358	81.10	588
600-624	126	33,224,520.16	18.37%	7.298	339	85.90	611
625-649	74	29,794,932.85	16.48%	7.057	352	86.32	634
650-674	49	14,482,692.52	8.01%	7.292	332	87.91	660
675-699	38	9,062,772.37	5.01%	7.369	317	88.16	687
700+	62	18,709,556.48	10.35%	7.260	331	87.92	729
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	2	1,082,964.23	0.60%	7.611	358	38.64	563
50.00- 54.99	4	1,433,419.06	0.79%	7.007	359	51.65	544
55.00- 59.99	2	1,106,352.31	0.61%	7.507	358	57.46	628
60.00- 64.99	18	8,247,478.11	4.56%	6.876	358	62.21	570
65.00- 69.99	22	8,792,531.27	4.86%	6.939	356	67.57	567
70.00- 74.99	29	13,196,682.02	7.30%	6.530	358	72.15	583
75.00- 79.99	47	23,720,467.92	13.12%	6.919	358	76.57	572
80.00	75	33,066,341.43	18.29%	6.946	358	80.00	615
80.01- 84.99	14	6,523,295.87	3.61%	7.022	358	84.09	607
85.00- 89.99	43	18,034,526.62	9.97%	7.159	359	86.08	615
90.00- 94.99	81	38,728,713.93	21.42%	7.103	358	90.47	640
95.00- 99.99	41	15,524,811.91	8.58%	6.984	352	95.12	646
100.00	142	11,379,688.72	6.29%	9.838	184	100.00	666
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	150	11,661,859.30	6.45%	9.884	179	99.66	665
360	370	169,175,414.10	93.55%	6.972	358	81.32	609
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	150	11,661,859.30	6.45%	9.884	179	99.66	665
301-360	370	169,175,414.10	93.55%	6.972	358	81.32	609
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	31	11,912,606.46	6.59%	7.297	344	83.69	612
20.01 -25.00	28	8,625,754.77	4.77%	7.271	352	80.46	608
25.01 -30.00	40	14,010,166.18	7.75%	7.222	350	76.66	595
30.01 -35.00	83	29,487,400.44	16.31%	7.094	347	81.96	618
35.01 -40.00	137	47,051,592.89	26.02%	7.077	347	83.43	617
40.01 -45.00	156	50,905,462.30	28.15%	7.286	342	84.29	620
45.01 -50.00	29	11,407,036.19	6.31%	6.981	353	84.05	619
50.01 -55.00	16	7,437,254.17	4.11%	6.879	358	75.76	547
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	343	158,575,427.37	87.69%	6.975	358	81.76	607
Fixed Rate	177	22,261,846.03	12.31%	8.475	264	87.79	652
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 LIBOR	304	140,061,823.61	77.45%	7.025	358	81.23	602
2/28 LIBOR IO	24	11,160,750.00	6.17%	6.483	358	86.54	672
3/27 LIBOR	5	2,154,632.94	1.19%	6.777	358	87.61	601
5/25 LIBOR	10	5,198,220.82	2.87%	6.745	359	83.50	614
FIXED RATE 15 YR	12	418,233.64	0.23%	10.039	179	92.21	610
FIXED RATE 30 YR	27	10,599,986.73	5.86%	6.925	358	74.73	638
FIXED RATE BALLOON	138	11,243,625.66	6.22%	9.879	179	99.94	667
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	24	11,160,750.00	6.17%	6.483	358	86.54	672

Not Interest Only	496	169,676,523.40	93.83%	7.204	346	82.24	609
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	125	37,676,297.38	20.83%	7.479	345	83.83	617
Prepay Penalty: 6 months	1	151,887.19	0.08%	7.500	359	95.00	628
Prepay Penalty: 12 months	20	9,151,367.64	5.06%	7.204	355	80.58	611
Prepay Penalty: 24 months	350	123,586,328.45	68.34%	7.096	346	82.78	611
Prepay Penalty: 36 months	24	10,271,392.74	5.68%	6.700	358	75.79	616
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1	371	169,266,158.95	93.60%	6.972	358	81.31	609
2	149	11,571,114.45	6.40%	9.896	179	99.93	666
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	100	32,377,714.00	17.90%	7.222	334	85.30	652
Full Documentation	259	83,479,693.46	46.16%	7.148	346	84.28	602
Stated Documentation	161	64,979,865.94	35.93%	7.143	354	78.83	608
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	246	108,706,356.69	60.11%	6.903	357	78.79	593
Purchase	257	65,148,901.85	36.03%	7.588	329	88.30	644
Rate/Term Refinance	17	6,982,014.86	3.86%	7.142	354	86.26	622
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	22	7,700,716.58	4.26%	7.196	345	87.65	615
PUD	78	29,914,853.94	16.54%	7.159	351	81.78	604
Single Family	393	129,132,058.07	71.41%	7.162	345	82.64	612
Two-Four Family	27	14,089,644.81	7.79%	7.119	355	79.95	638
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	35	17,178,320.88	9.50%	7.110	358	77.95	627
Primary	481	161,124,994.23	89.10%	7.167	345	82.93	611
Second Home	4	2,533,958.29	1.40%	6.999	358	86.56	651
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	22	6,168,518.33	3.41%	7.330	346	81.40	585
Arkansas	1	38,189.67	0.02%	9.240	357	85.00	584
California	268	94,327,564.90	52.16%	7.040	342	83.42	616
Colorado	17	5,486,011.87	3.03%	7.230	345	82.73	607
Connecticut	5	2,114,503.52	1.17%	7.097	358	76.92	653
Delaware	1	698,846.81	0.39%	6.990	358	46.67	579
District of Columbia	3	967,032.17	0.53%	7.371	351	82.54	615
Florida	24	10,161,315.58	5.62%	7.306	354	81.00	599
Georgia	8	1,673,110.23	0.93%	8.022	347	80.86	598
Hawaii	7	2,825,378.64	1.56%	8.026	342	79.38	627
Idaho	1	139,406.21	0.08%	7.990	359	77.93	602
Illinois	28	10,793,990.40	5.97%	7.277	355	84.50	632
Indiana	3	160,220.17	0.09%	7.911	331	87.59	589
Iowa	1	24,889.24	0.01%	10.875	178	100.00	619
Kansas	1	151,887.19	0.08%	7.500	359	95.00	628
Louisiana	1	28,534.11	0.02%	10.500	179	99.72	613
Maine	1	136,800.67	0.08%	7.615	358	50.74	549
Maryland	8	2,854,282.52	1.58%	7.274	355	80.08	570
Massachusetts	6	2,548,160.40	1.41%	6.663	352	77.97	636
Michigan	5	1,384,999.82	0.77%	6.727	355	77.81	567
Minnesota	2	1,085,921.06	0.60%	6.812	358	92.66	648
Mississippi	1	42,476.20	0.02%	8.880	359	85.00	576
Missouri	2	88,965.16	0.05%	9.892	287	87.96	555
Montana	3	1,205,860.67	0.67%	6.995	354	86.10	747
Nevada	9	3,568,556.10	1.97%	6.732	355	77.68	593
New Jersey	12	5,810,210.48	3.21%	7.347	358	79.48	590
New Mexico	1	105,892.31	0.06%	9.365	178	100.00	731
New York	9	4,216,400.90	2.33%	7.116	359	87.68	637
North Carolina	5	1,819,767.89	1.01%	7.198	355	83.17	599
Ohio	3	736,658.77	0.41%	7.644	352	89.81	680
Oklahoma	2	422,352.29	0.23%	7.627	348	90.59	631
Oregon	3	995,823.96	0.55%	6.623	359	85.14	619
Pennsylvania	6	2,366,876.43	1.31%	6.638	359	83.46	596
Rhode Island	1	59,662.22	0.03%	10.500	179	100.00	612
South Carolina	1	628,161.44	0.35%	7.490	358	90.00	642
Texas	22	6,394,648.44	3.54%	7.802	345	80.17	598
Utah	5	1,558,362.79	0.86%	7.403	353	81.57	584
Virginia	14	5,812,501.24	3.21%	7.310	358	78.05	588
Washington	6	1,138,915.26	0.63%	7.187	346	87.01	660
Wisconsin	1	70,674.94	0.04%	7.260	359	66.73	671
Wyoming	1	24,942.40	0.01%	10.500	179	100.00	603
Total	**520**	**180,837,273.40**	**100.00%**	**7.159**	**347**	**82.51**	**613**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	38	16,800,016.82	10.59%	6.647	358	79.14	654

6.000 - 6.499	228	106,261,972.22	67.01%	6.873	358	81.04	603
6.500 - 6.999	70	32,387,368.26	20.42%	7.400	358	86.46	599
7.000 - 7.499	7	3,126,070.07	1.97%	7.776	358	71.84	568
Total	**343**	**158,575,427.37**	**100.00%**	**6.975**	**358**	**81.76**	**607**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	612,746.35	0.39%	5.250	359	76.68	529
5.500 - 5.999	30	13,602,770.80	8.58%	5.858	358	81.78	621
6.000 - 6.499	58	27,258,316.62	17.19%	6.316	358	80.82	610
6.500 - 6.999	111	54,866,056.56	34.60%	6.773	358	80.95	609
7.000 - 7.499	65	29,952,739.51	18.89%	7.266	358	83.82	616
7.500 - 7.999	49	21,237,485.65	13.39%	7.787	359	83.81	599
8.000 - 8.499	12	5,615,828.39	3.54%	8.347	359	77.95	569
8.500 - 8.999	7	3,073,217.78	1.94%	8.756	358	79.99	586
9.000 - 9.499	4	1,267,209.91	0.80%	9.207	359	73.24	519
9.500 - 9.999	5	990,498.36	0.62%	9.979	359	87.47	586
10.000 -10.499	1	98,557.44	0.06%	10.115	359	85.00	546
Total	**343**	**158,575,427.37**	**100.00%**	**6.975**	**358**	**81.76**	**607**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	1	612,746.35	0.39%	5.250	359	76.68	529
11.500 -11.999	30	13,602,770.80	8.58%	5.858	358	81.78	621
12.000 -12.499	58	27,258,316.62	17.19%	6.316	358	80.82	610
12.500 -12.999	111	54,866,056.56	34.60%	6.773	358	80.95	609
13.000 -13.499	65	29,952,739.51	18.89%	7.266	358	83.82	616
13.500 -13.999	49	21,237,485.65	13.39%	7.787	359	83.81	599
14.000 -14.499	12	5,615,828.39	3.54%	8.347	359	77.95	569
14.500 -14.999	7	3,073,217.78	1.94%	8.756	358	79.99	586
15.000 -15.499	4	1,267,209.91	0.80%	9.207	359	73.24	519
15.500 -15.999	5	990,498.36	0.62%	9.979	359	87.47	586
16.000 -16.499	1	98,557.44	0.06%	10.115	359	85.00	546
Total	**343**	**158,575,427.37**	**100.00%**	**6.975**	**358**	**81.76**	**607**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	343	158,575,427.37	100.00 %	6.975	358	81.76	607
Total	**343**	**158,575,427.37**	**100.00%**	**6.975**	**358**	**81.76**	**607**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	343	158,575,427.37	100.00 %	6.975	358	81.76	607
Total	**343**	**158,575,427.37**	**100.00%**	**6.975**	**358**	**81.76**	**607**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	3	886,027.35	0.56%	6.149	356	78.17	564
08/01/06	30	15,569,574.82	9.82%	6.794	357	84.51	618
09/01/06	127	61,281,576.61	38.65%	6.921	358	82.58	614
10/01/06	168	73,485,394.83	46.34%	7.090	359	80.25	599
09/01/07	4	1,694,270.79	1.07%	6.753	358	85.61	596
10/01/07	1	460,362.15	0.29%	6.865	359	95.00	618
09/01/09	3	1,242,581.19	0.78%	6.718	358	81.42	586
10/01/09	7	3,955,639.63	2.49%	6.754	359	84.16	623
Total	**343**	**158,575,427.37**	**100.00%**	**6.975**	**358**	**81.76**	**607**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Collateral Analysis

Finance America 2004-3

FICO Low	FICO High	LTV	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	Alternate D	% Stated Doc	% Int Only
500	524	> 65%	178,415.00	4.41	7.53	0	515	37	75.75	81.67	8.80	89.28	76.27	4.11	19.63	0.00
525	549	> 65%	172,868.00	8.36	7.43	0	537	38	78.16	74.05	13.23	96.32	73.09	1.50	25.41	0.00
550	574	> 65%	180,504.00	11.19	7.42	0	563	37	80.09	70.31	17.39	91.77	55.59	4.10	40.32	0.00
575	599	> 70%	165,220.00	11.27	7.52	0	586	37	84.2	77.75	12.29	93.80	68.25	3.35	28.40	0.00
600	624	> 70%	168,117.00	16.58	7.36	0	612	37	85.78	69.53	18.47	92.51	67.42	9.74	22.83	1.57
625	649	> 70%	181,423.00	13.09	7.25	0	636	35	87.17	67.25	13.29	79.97	66.26	7.04	26.71	6.17
650	674	> 80%	154,265.00	6.28	7.75	0	661	36	91.48	62.79	8.96	67.20	47.46	19.78	32.76	4.33
675	699	> 80%	137,671.00	3.62	7.78	0	686	35	92.29	54.40	10.64	66.94	31.70	24.98	43.32	9.94
700	724	> 80%	165,356.00	2.88	7.63	0	711	35	91.09	47.83	1.78	51.24	35.57	23.51	40.92	4.72
725	749	> 85%	161,691.00	1.58	7.77	0	737	35	92.51	44.95	6.25	58.48	30.84	12.18	56.98	2.83
750	774	> 85%	216,213.00	0.88	7.48	0	758	33	90.89	80.81	1.21	49.69	40.29	2.66	57.05	0.00
775	799	> 85%	84,045.00	0.09	8.91	0	787	36	98.87	88.95	0.00	100.00	0.00	52.72	47.28	0.00
800	max	> 85%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	Alternate D	% Stated Doc	% Int Only
60%	64%	> 50%	203,691.00	0.25	6.89	0	576	53	61.91	85.98	0.00	82.72	33.43	52.55	14.02	0.00
65%	69%	> 50%	212,204.00	0.26	7.96	0	537	53	66.4	86.15	13.85	100.00	88.70	0.00	11.30	0.00
70%	74%	> 50%	235,307.00	0.33	6.53	0	570	52	72.77	74.68	11.38	59.08	100.00	0.00	0.00	0.00
75%	79%	> 50%	337,553.00	0.66	6.74	0	537	53	77.15	67.63	0.00	98.69	87.39	0.00	12.61	0.00
80%	84%	> 50%	163,885.00	0.9	7.5	0	561	52	80.72	88.04	11.96	94.57	87.17	10.39	2.44	0.00
85%	89%	> 50%	140,969.00	0.2	7.17	0	598	53	85.75	100.00	0.00	100.00	100.00	0.00	0.00	0.00
90%	94%	> 50%	187,497.00	0.83	7.64	0	618	53	90	39.75	33.83	92.37	94.05	3.07	2.88	0.00
95%	99%	> 50%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
100%	max	> 50%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	Alternate D	% Stated Doc	% Int Only
20%	24%	< 525	168,775.00	0.3	7.73	0	519	23	66.96	100.00	0.00	79.85	52.01	0.00	47.99	0.00
25%	29%	< 550	169,808.00	2.05	7.67	0	527	27	72.23	77.74	19.44	91.23	70.97	5.00	24.04	0.00
30%	34%	< 575	157,435.00	3.78	7.49	0	544	32	76.21	69.20	12.86	91.85	64.67	2.50	32.83	0.00
35%	39%	< 600	192,010.00	9.55	7.29	0	559	37	76.51	69.27	18.52	93.75	57.27	1.09	41.63	0.00
40%	44%	< 625	193,446.00	15.78	7.36	0	577	42	80.35	74.52	14.58	92.69	61.25	4.81	33.94	0.89
45%	49%	< 650	162,114.00	9.05	7.32	0	587	47	79.62	73.47	13.47	95.48	76.17	5.48	18.35	0.00
50%	54%	< 675	185,213.00	4.31	7.27	0	571	52	77.24	70.37	13.48	91.90	87.40	5.86	6.74	0.00
55%	max	< 700	222,760.00	0.24	7.31	0	568	55	66.23	100.00	0.00	100.00	100.00	0.00	0.00	0.00

ALTERNATE AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	Alternate D	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	200,493.00	1.82	7.81	0	514	36	68.85	79.95	11.68	98.46	0.00	14.08	85.92	0.00	36.15	0.83	7.87
525	549	225,338.00	3.24	7.63	0	540	37	71.97	77.79	15.87	97.23	0.00	6.61	93.39	0.00	37.15	2.57	7.99
550	574	232,276.00	6.03	7.34	0	562	35	75.54	71.19	16.14	91.56	0.00	12.01	87.99	0.00	32.09	4.00	9.48
575	599	209,641.00	4.84	7.45	0	587	35	76.26	68.33	14.95	84.72	0.00	9.54	90.46	0.00	34.32	2.21	8.11
600	624	232,427.00	6.11	7.31	0	613	36	81.94	69.91	12.30	86.61	0.00	26.43	73.57	0.00	35.59	0.00	7.78
625	649	247,318.00	5.23	7.2	0	636	35	82.72	59.58	12.90	82.33	0.00	19.84	80.16	3.92	38.34	1.76	3.17
650	674	184,335.00	5.57	7.55	0	662	36	85.53	67.65	10.75	70.04	0.00	36.09	63.91	10.58	35.41	3.26	5.40
675	699	181,052.00	4.15	7.41	0	686	37	85.91	62.66	15.05	77.43	0.00	31.85	68.15	13.05	44.27	0.93	3.21
700	724	207,813.00	2.88	7.35	0	710	34	86.2	52.71	1.66	58.62	0.00	34.62	65.38	13.62	48.32	0.00	5.38
725	749	206,569.00	1.65	7.54	0	738	35	88.42	55.47	3.82	71.39	0.00	22.84	77.16	13.90	36.06	11.31	6.18
750	774	209,976.00	0.86	7.37	0	757	32	85.65	66.97	12.34	71.01	0.00	13.83	86.17	3.96	45.38	9.42	17.64
775	799	112,610.00	0.14	8.04	0	787	36	92.07	92.93	0.00	100.00	0.00	33.73	66.27	36.03	78.75	0.00	0.00
800	max	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	Alternate D	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	0.00	0.00	0.00	0.00	0	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
525	549	0.00	0.00	0.00	0.00	0	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
550	574	0.00	0.00	0.00	0.00	0	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
575	599	0.00	0.00	0.00	0.00	0	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
600	624	243,920.00	0.26	6.75	0.00	609	39	80.00	91.29	8.71	100.00	100.00	0.00	0.00	100.00	72.59	0.00	0.00
625	649	349,859.00	0.81	6.53	0.00	635	36	89.29	82.13	0.00	100.00	74.66	13.10	12.24	100.00	97.10	0.00	0.00
650	674	321,155.00	0.68	6.57	0.00	663	38	83.63	86.31	6.89	100.00	13.98	62.91	23.11	100.00	75.63	0.00	3.01
675	699	330,018.00	0.65	6.82	0.00	685	37	86.64	83.94	9.37	100.00	16.06	39.39	44.55	100.00	83.94	0.00	0.00
700	724	336,265.00	0.48	6.49	0.00	709	37	82.84	86.95	0.00	100.00	17.91	64.22	17.87	100.00	90.95	0.00	0.00
725	749	370,800.00	0.26	6.04	0.00	742	37	81.70	83.01	0.00	100.00	12.89	87.11	0.00	100.00	100.00	0.00	0.00
750	774	191,200.00	0.03	6.38	0.00	765	23	80.00	100.00	0.00	100.00	0.00	0.00	100.00	100.00	100.00	0.00	0.00
775	799	284,000.00	0.05	6.49	0.00	786	37	80.00	100.00	0.00	100.00	0.00	0.00	100.00	100.00	100.00	0.00	0.00
800	max	0.00	0.00	0.00	0.00	0	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00